As filed with the Securities and Exchange Commission on March 13, 2007

Registration No. 333-140976

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AMIS Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	51-0309588
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2300 Buckskin Road

Pocatello, ID 83201

(208) 233-4690

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David A. Henry

Senior Vice President and Chief Financial Officer

AMIS Holdings, Inc.

2300 Buckskin Road

Pocatello, ID 83201

(208) 233-4690

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick J. Simpson, Esq. John R. Thomas, Esq. Perkins Coie LLP 1120 N.W. Couch Street, Tenth Floor Portland, OR 97209 (503) 727-2000	Darlene E. Gerry, Esq. Senior Vice President & General Counsel AMIS Holdings, Inc. 2300 Buckskin Road Pocatello, ID 83201 (208) 233-4690	William B. Brentani, Esq. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 13, 2007.

17,000,000 Shares

AMIS Holdings, Inc.

Common Stock

All of the shares of common stock to be sold in this offering are being sold by affiliates of Francisco Partners and Citicorp Venture Capital Equity Partners, which we refer to in this prospectus as the “selling stockholders”. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Our common stock is listed on the NASDAQ Global Market under the symbol “AMIS”. The last reported sale price of our common stock on March 12, 2007 was $12.29 per share.

See “ Risk Factors” on page 4 of this prospectus to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 17,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,550,000 shares from the selling stockholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2007.

Goldman, Sachs & Co.	Credit Suisse

Merrill Lynch & Co.

Piper Jaffray

D.A. Davidson & Co.

Pacific Crest Securities

The date of this prospectus is                     , 2007

It isn't difficult to see how technology is enhancing 21st century life. Look closer though, and you'll discover how AMI Semiconductor is enhancing that technology in the *automotive*, *medical*, *industrial*, *mil/aero*, and *communications* markets.

www.amis.com

Semiconductor Solutions for the Real World

AMI SEMICONDUCTOR

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file documents with the SEC electronically. You can also inspect our SEC filings at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is a part of a registration statement on Form S-3 that we filed with the SEC with respect to the shares offered by this prospectus. This prospectus does not contain all of the information that is in the registration statement. We omitted certain parts of the registration statement as allowed by the SEC. We refer you to the registration statement and its exhibits for further information about us and the shares offered by the selling stockholders.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC rules) until this offering is completed:

•	our Annual Report on Form 10-K for the year ended December 31, 2006;

•	our Current Reports on Form 8-K filed on February 1, 2007, February 22, 2007 and March 12, 2007; and

•	the description of our common stock contained in our registration statement on Form 8-A filed on September 22, 2003.

You may request a copy of these filings, at no cost, by writing to or telephoning us at the address below.

Investor Relations

AMIS Holdings, Inc.

2300 Buckskin Road

Pocatello, Idaho 83201

(208) 233-4690

i

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “propose” or “continue,” the negative of these terms or other terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on our forward-looking statements, which apply only as of the date of this prospectus. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results except as required by law.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own research, internal surveys and studies conducted by third parties, independent industry associations or general publications and other publicly available information. In particular, we have based a portion of our discussion of the semiconductor industry, including forecasted growth in demand for application-specific integrated circuits and application-specific standard products and competitive position within the market for these products, on information published by Gartner, Inc., a provider of research and analysis on the global information technology industry. You should be aware that independent industry publications and surveys generally state that they incorporate information obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of this information. Forecasts are particularly likely to be inaccurate, especially over long periods of time.

ii

SUMMARY

The following summary contains basic information about out business and this offering. It does not contain all of the information that you should consider before investing in our common stock. You should read this prospectus and the documents incorporated by reference in this prospectus, including “Risk Factors” and our financial statements and the accompanying notes, before making an investment decision.

Overview

We are a leader in the design and manufacture of customer-specific mixed signal semiconductor products. We focus on the automotive, medical, industrial, communications and military and aerospace markets where there is a significant need for electronic products to interact with the real world through analog signals, such as light, heat, pressure, power and radio waves. These analog signals are captured, processed, controlled and converted into digital signals by mixed signal semiconductors provided by us. Our integrated mixed signal products combine analog and digital circuitry on a single integrated circuit, or IC, to perform functions that range from monitoring of human heart rates to determining air pressure in a tire.

We provide complete solutions to our customers through both custom and application-specific standard products and manufacturing services. We believe we add value through our differentiated silicon manufacturing process technologies, our ability to design complex, highly integrated products, our system level and end market expertise, our commitment to quality and support for our customers’ products throughout their product lives. Among our core technical capabilities are our ability to integrate computing, accurate sensing and high voltage control capabilities in semiconductors that can operate in rugged high voltage or high temperature environments, our low power digital signal processors and our market leading structured digital conversion platforms for field programmable gate arrays, or FPGAs, to application-specific integrated circuits conversions.

We work closely with most of our customers to design and manufacture custom ICs that enable them to offer more competitive and differentiated products. We have been supplying many of our customers for over ten years and our current customers include industry leaders such as Alcatel, General Electric, Hella, Hewlett Packard, Medtronic and Siemens. We believe we are the sole-source provider for the majority of our integrated mixed signal products and due to the nature of our products and the markets we serve, we estimate our average product life to be eight to ten years. We have been leveraging our end market expertise and intellectual property to increase the share of our revenue that is derived from application-specific standard products in order to broaden our offering to customers and to improve returns on our research and development investment.

Industry Background

As electronic products continue to penetrate most aspects of daily life, semiconductors are playing an increasingly more important role in our target automotive, medical, industrial, communications and military and aerospace markets. Electronic products in these markets use semiconductors to interface with the real world, which monitor, sense, control and communicate between digital and analog environments. For example, in the automotive sector, semiconductors are used to enhance vehicle performance and safety as well as provide real time diagnostic information. In the medical sector, semiconductors are used to improve the quality of medical imaging and patient treatment and diagnostics as well as to enable high performance implantable and portable devices such as pacemakers, glucose monitors and hearing aids. In the industrial sector, semiconductors are used to augment the performance of a broad range of products, including security systems, home appliances and automation equipment. Similar fundamental functions are enabled by mixed signal semiconductors in military, aerospace and communications markets.

Designers of electronic systems can choose to custom design the functionality of semiconductors they use or choose from standard or application-specific products available in the market. In any case, electronic system designers rely on the technical, system-level design and manufacturing expertise of their semiconductor suppliers to implement their desired functionality in semiconductor products.

According to Gartner, Inc., a provider of research and analysis on the global information technology industry, in 2005 worldwide revenues from semiconductors used in the automotive, industrial/medical and military/aerospace markets were $40.3 billion, representing 17.2% of total semiconductor industry revenues. Application-specific integrated circuits, or ASICs, which we refer to as custom or customer-specific products, and application-specific standard products, or ASSPs, targeted for applications within these markets generated revenues of $7.6 billion in 2005 and are estimated to reach $12.5 billion in 2010, representing a 10.4% compound annual growth rate. We believe this growth is driven both by the unit growth in end products and the increasing semiconductor content in these products.

Our Strategy

Our goal is to be the leading supplier of application-specific mixed signal semiconductor products in our target markets. To accomplish this goal, we intend to:

•	Leverage our integrated mixed signal capabilities and systems-level knowledge to further penetrate our target markets.

•	Continue to streamline our operations to improve efficiency and profitability.

•	Continue to expand our ASSP portfolio to complement our customer-specific product design capabilities.

•	Continue to increase value added to our customers by offering complete solutions.

•	Pursue growth through targeted acquisitions.

Recent Development

As of March 13, 2007, we reiterate our prior guidance for revenues to be down for the first quarter of 2007 4 to 6 percent from the fourth quarter of 2006 and gross margins for the first quarter of 2007 to be flat to up 50 basis points from the fourth quarter of 2006. However, we now anticipate an increase in operating expenses in the first quarter of 2007 due to a bad debt charge attributable to financial difficulties of our major distributor. We have provided notification of breach of contract to this distributor, are no longer shipping it product and do not anticipate interruptions to our business as a result. In addition, we expect to record expenses related to this offering. As a result of these two items, we expect earnings per share for the first quarter of 2007 to be in the range of $0.01 to $0.04 per diluted share.

Corporate Information

We are a holding company and conduct all our business operations through AMI Semiconductor, Inc., our wholly-owned subsidiary, and its subsidiaries. We were incorporated in Delaware in 1988. Our headquarters are located in Pocatello, Idaho, and we have wafer fabrication facilities in Pocatello, Idaho and Oudenaarde, Belgium, as well as test operations in Calamba, the Philippines. Our telephone number is (208) 233-4690 and our website address is www.amis.com. Information on our website is not part of this prospectus.

The Offering

Common stock offered by the selling stockholders	17,000,000 shares of common stock, par value $0.01 per share.

Option to purchase additional shares granted by the selling stockholders	2,550,000 shares.

Selling stockholders	All the shares of common stock offered by this prospectus are to be sold by the selling stockholders listed below. We will not offer any shares of common stock in this offering.

Common stock outstanding after this offering	88,171,454 shares.

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock being offered by this prospectus.

NASDAQ symbol	AMIS.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 2006 and excludes:

•	8,606,004 shares issuable upon exercise of options outstanding at a weighted average exercise price of $10.68 per share as of December 31, 2006;

•

a total of 660,733 shares reserved for future issuance under our Amended and Restated 2000 Equity Incentive Plan as of December 31, 2006 and 1,592,610 shares available under our Amended and Restated Employee Stock Purchase Plan; in addition, our Amended and Restated 2000 Equity Incentive Plan provides for the automatic annual increase in the number of shares available for issuance thereunder through 2010 by an amount equal to the lesser of (1) 1,829,300 shares, (2) 2.5% of our outstanding shares or (3) an amount determined by our board of directors; and

•	4,603,032 shares subject to an immediately exercisable warrant held by Nippon Mining Holdings, Inc. (Nippon).

2007 Annual Stockholders Meeting

The record date for our 2007 annual stockholders meeting is March 19, 2007. Because the selling stockholders will be the holders of record of the shares offered by this prospectus, any purchaser of the shares offered by this prospectus will not be entitled to vote those shares at our 2007 annual stockholders meeting.

Risk Factors

Investing in our common stock involves substantial risk. See “Risk Factors” for a description of certain of the risks you should consider before investing in our common stock.

Selling Stockholders

Citigroup Venture Capital Equity Partners, L.P., CVC Executive Fund, LLC, and CVC/SSB Employee Fund, L.P. (collectively, CVC) and FP-McCartney, L.L.C. are offering shares of common stock pursuant to this prospectus. The CVC entities are affiliated with our directors Paul C. Schorr IV and James A. Urry. FP-McCartney, L.L.C. is affiliated with our directors Dipanjan Deb and David Stanton. See “Selling Stockholders” in this prospectus for a description of each of the selling stockholders and “Certain Relationships and Related Transactions, and Director Independence” in our Annual Report on Form 10-K for fiscal year ended December 31, 2006 for a discussion of our relationships with CVC and FP-McCartney, L.L.C.

RISK FACTORS

In addition to the other information contained in this prospectus, you should carefully read and consider the following risk factors before purchasing our common stock. Each of these risks could harm our business, operating results and financial condition, as well as decrease the value of an investment in our stock. This investment involves a high degree of risk. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Our Business

We may need to incur impairment and other restructuring charges, which could materially affect our results of operations and financial conditions.

During industry downturns and for other reasons, we may need to record impairment or restructuring charges. We have incurred impairment or restructuring charges in each of the last three fiscal years. In February 2007 we announced a global workforce reduction and consolidation of facilities as well as a reorganization of our business and the closure of three of our design centers. We expect these actions to result in restructuring charges ranging between $6.0 million and $7.0 million in the first quarter of 2007. In 2006, we realigned our resources which involved the termination of certain management and other employees. As of December 31, 2006, total expenses of approximately $0.6 million related to this plan have been recognized, all of which have been paid. We do not expect any other material expense to be incurred in relation to this plan. In the first half of 2005, we began relocating our test operations to a new larger facility in the Philippines and transferring our wafer sort operations in Pocatello, Idaho and Oudenaarde, Belgium to that new facility. Total expenses to date related to this restructuring plan totaled approximately $9.8 million, as of December 31, 2006. In August 2005, we announced a plan to close our 4-inch wafer fabrication facility in Oudenaarde, Belgium. The closure is expected to occur during the first half of 2008. We expect this action to result in restructuring charges in the range of approximately $20.0 million to $23.0 million, of which approximately $5.6 million was recorded in 2006 and $10.5 million in total to date, with the remainder to be recorded in the rest of 2007 and the first half of 2008. In the future, we may need to record additional impairment charges or further restructure our business and incur additional restructuring charges, which could have a material adverse effect on our results of operations or financial condition, if they are large enough.

We could be adversely affected by manufacturing interruptions or reduced yields.

In 2005, we began relocating our test operations to a new facility in the Philippines and relocated our sort operations in the United States and Belgium to this new facility as well. This project was completed during the first quarter of 2006. However, our current efficiency is not optimum or at the level we have previously achieved. This move has been further complicated by assembly constraints, which in combination with inefficiencies in our test operation has resulted in extended lead times and increased inventories. In addition, the fabrication of our integrated circuits is a highly complex and precise process, requiring production in a tightly controlled, clean room environment. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. We may experience problems in achieving acceptable yields in the manufacture of semiconductors, particularly in connection with the production of a new product, the adoption of a new manufacturing process or any expansion of our manufacturing capacity and related transitions. The interruption of manufacturing, including power interruptions, or the failure to achieve acceptable manufacturing yields at any of our wafer fabrication facilities, would adversely affect our business and our gross margins. We are also planning to close our 4-inch wafer fabrication facility in Oudenaarde,

Belgium during the first half of 2008. In connection with this closure, we will transfer the manufacture of some products to another of our fabrication facilities. If we experience delays or other technical or other problems during these moves, our costs, efficiencies and ability to deliver products to customers may be adversely affected and our results of operations could be adversely affected.

Our success depends on efficient utilization of our manufacturing capacity, and a failure could have a material adverse effect on our results of operations and financial condition.

An important factor in our success is the extent to which we are able to utilize the available capacity in our fabrication and test facilities. Utilization rates can be negatively affected by periods of industry over-capacity, low levels of customer orders, operating inefficiencies, obsolescence, mechanical failures and disruption of operations due to expansion or relocation of operations and fire or other natural disasters. Because many of our costs are fixed, a reduction in capacity utilization, together with other factors such as yield and product mix, could adversely affect our operating results. The downturn in the semiconductor industry from 2000 to 2003 resulted in a decline in the capacity utilization at our wafer fabrication facilities. In addition, our capacity utilization for the second half of 2004 declined from the first half of 2004 and that trend continued through 2005. While we saw an increase in capacity utilization in the first six months of 2006, capacity utilization decreased in the third and fourth quarters of 2006. If this downward trend continues, our wafer fabrication capacity may be under-utilized and our inability to quickly reduce fixed costs, such as depreciation and other fixed operating expenses necessary to operate our wafer manufacturing facilities, would harm our operating results.

We rely on packaging subcontractors, which reliance could have a material adverse effect on our results of operations and financial condition.

Most of our products are assembled in packages prior to shipment. The packaging of semiconductors is a complex process requiring, among other things, a high degree of technical skill and advanced equipment. We outsource our semiconductor packaging to subcontractors, most of which are located in Southeast Asia. We depend on these subcontractors to package our devices with acceptable quality and yield levels. We rely heavily on a single subcontractor for packaging. During the fourth quarter of 2005, our principal packaging subcontractor experienced capacity constraints, which affected our ability to ship products to customers during the quarter and negatively affected our revenues. We have taken steps to attempt to guarantee capacity in the future, which caused us to incur additional costs in 2006.

Nevertheless, if our subcontractor experiences problems in packaging our semiconductor devices or experiences prolonged quality or yield problems or continued capacity constraints, our operating results would be adversely affected.

If we are unable to maintain the quality of our internal control over financial reporting, a weakness could materially and adversely affect our ability to provide timely and accurate information about our company, which could harm our reputation and share price.

In connection with the preparation of our financial statements and other reports for the year ended December 31, 2005, we identified a deficiency in our internal control over financial reporting relating to revenue recognition that we concluded rose to the level of a “material weakness.” Our internal control over financial reporting was not designed to effectively identify when delivery of products to our customers had occurred and related revenue could accordingly be recognized. This material weakness was remediated in 2006. In the third quarter of 2006, we identified an error related to the accounting for income taxes on income deemed to be distributed to the U.S. parent company from certain of our foreign affiliates. On November 2, 2006, we concluded that this error was material to our consolidated financial statements for the year ended December 31, 2005. The error also affected our financial statements for the first and second quarters of 2006. We restated the financial statements for these periods. We further determined that a material weakness existed related to our income tax controls as of December 31, 2005, and revised our assessment of internal control over financial reporting to include this additional material weakness when we filed our Form 10-K/A. As of December 31, 2006, this material weakness has been remediated. We cannot be certain that previously remediated material weaknesses will not recur, that other deficiencies will not arise or be identified or that we will be able to correct and maintain adequate controls over our financial processes and reporting in the future. Any failure to maintain adequate controls or to adequately implement required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations in a timely and accurate manner. Ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which could adversely affect the trading price of our common stock.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. However, our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

We may face product warranty or product liability claims that are disproportionately higher than the value of the products involved, which could have a material adverse effect on our results of operations and financial condition.

Our products are typically sold at prices that are significantly lower than the cost of the equipment or other goods in which they are incorporated. Although we maintain rigorous quality control systems, in the ordinary course of our business we receive warranty claims for some of these products that are defective or that do not perform to specifications. Since a defect or failure in our product could give rise to failures in the goods that incorporate them (and consequential claims for damages against our customers from their customers), we may face claims for damages that are disproportionate to the revenues and profits we receive from the products involved. See Note 10 to our consolidated financial statements included in our report on Form 10-K for the year ended December 31, 2006 and incorporated by reference in this prospectus for further discussion.

We attempt, through our standard terms and conditions of sale and other customer contracts, to limit our liability for defective products to obligations to replace the defective goods or refund the purchase price. Nevertheless, we have received claims in the past for other charges, such as for labor and other costs of replacing defective parts, lost profits and other damages. In addition, our ability to reduce such liabilities may be limited by the laws or the customary business practices of the countries where we do business. And, even in cases where we do not believe we have legal liability for such claims, we may choose to pay for them to retain a customer’s business or goodwill or to settle claims to avoid protracted litigation. In the fourth quarter of 2005, our gross margin was negatively affected by approximately $3.7 million due to a charge taken related to a quality issue with one of our customers. We agreed to settle by covering the return of parts in the recalled products for $5.0 million in cash, which was paid in 2006. Our results of operations and business could be adversely affected as a result of a significant quality or performance issue in our products if we are required or choose to pay for the damages that result.

We depend on our key personnel, and the loss of these personnel could have a material effect on our business.

Our success depends to a large extent upon the continued services of our chief executive officer, Christine King, and our other key executives, managers and skilled personnel, particularly our design engineers. In July 2005, we signed a new employment agreement with Ms. King that expires on December 31, 2008. On February 22, 2007, we announced that David Henry, our Chief Financial Officer, plans to step down due to family reasons but has agreed to remain with us while we search for his replacement. While we have commenced a search for a new Chief Financial Officer, it may take some time to identify a candidate who possesses the necessary qualifications and is willing to relocate to Pocatello, Idaho. Generally, our employees are not bound by employment or non-competition agreements and we may not be able to retain our key executives and employees. We may or may not be able to continue to attract, retain and motivate qualified personnel necessary for our business. Loss of the services of, or failure to recruit, skilled personnel could be significantly detrimental to our product development programs or otherwise have a material adverse effect on our business.

The cyclical nature of the semiconductor industry may limit our ability to maintain or increase revenue and profit levels, which could have a material adverse effect on our results of operations and financial condition.

The semiconductor industry is cyclical and our ability to respond to downturns is limited. The semiconductor industry experienced the effects of a significant downturn that began in late 2000 and continued into 2003. Our business was affected by this downturn. During this downturn, our financial performance was negatively affected by various factors, including general reductions in inventory levels by customers and excess production capacity. In addition, our bookings and backlog decreased during the second half of 2004 and remained sluggish throughout 2005. This resulted in lower revenue in 2005 as compared to 2004. While bookings and backlog increased during the first nine months of 2006, our bookings and backlog decreased in the fourth quarter of 2006. We cannot predict whether this will continue or to what extent business conditions will change in the future. If the soft bookings environment returns for an extended period, or business conditions change for the worse in the future, these events would materially adversely affect our results of operations and financial condition.

We may not be able to sell the inventories of products on hand, which could have a material adverse effect on our results of operations and financial condition.

In anticipation of the relocation of our test facilities in the Philippines, the consolidation of our sort facilities in Belgium and the United States into the new facility in the Philippines, and in preparation for the closure of our 4-inch wafer fabrication facility in Oudenaarde, Belgium, and for other reasons, we built up and may continue to build up inventories of certain products in an effort to prevent or mitigate any interruption of product deliveries to our customers. In many instances, we have manufactured these products without having first received orders for them from our customers. Because our products are typically designed for a specific customer and are not commodity products, if customers do not order the products we have built, we will likely not be able to sell them, and we may need to record reserves against the valuation of this inventory. If these events occur, it could have a material adverse effect on our results and financial condition.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technology, as well as our ability to operate without infringing the proprietary rights of others, and our inability to do so could have a material adverse effect on our business.

As of December 31, 2006, we held 108 U.S. patents and 111 foreign patents. We also had over 100 patent applications in progress. By the end of 2007, approximately 3% of the patents we currently have in place will be expiring. We do not expect this to have a material impact on our results, as these technologies are not revenue producing and we will be able to continue using the technologies associated with these patents. We intend to continue to file patent applications when appropriate to protect our proprietary technologies. The process of seeking patent protection takes a long time and is expensive. We cannot assure you that patents will issue from pending or future applications or that, if patents issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services will protect our intellectual property rights to the same extent as the United States.

We also seek to protect our proprietary technologies, including technologies that may not be patented or patentable, by confidentiality agreements. We cannot assure you that these agreements will not be breached or that we will have adequate remedies for any breach.

Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. In January 2003, Ricoh Company, Ltd., filed in the U.S. District Court for the District of Delaware a complaint against us and other parties alleging infringement of a patent owned by Ricoh. The case has been transferred to the U.S. District Court for the Northern District of California. Ricoh is seeking an injunction and damages in an unspecified amount relating to such alleged infringement. The patents relate to certain methodologies for the automated design of custom semiconductors. This case had been scheduled to go to trial in March 2007. However, after the U.S. Patent and Trademark Office (PTO) issued a non-final office action rejecting all of the claims of the patent and gave Ricoh two months to respond, in December 2006, the court issued an order staying the case pending a final decision from the PTO on the validity of the claims stated in the patent at issue in this case.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. As is typical in the semiconductor industry, from time to time we receive communications from third parties asserting rights under patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect to receive similar communications in the future. In the event that any third party has a valid claim against us or our customers, we could be required to:

•	discontinue using certain process technologies which could cause us to stop manufacturing certain semiconductors;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology which may not be available on commercially reasonable terms, if at all.

In the event that any third party causes us or any of our customers to discontinue using certain process technologies, such an outcome could have an adverse effect on us as we would be required to design around such technologies, which could be costly and time consuming.

Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights or to defend us against claimed infringement of the rights of others. If we fail to obtain a necessary license or if litigation relating to patent infringement or any other intellectual property matter occurs, our business could be adversely affected.

Due to our relatively fixed cost structure, our margins will be adversely affected if we experience a significant decline in customer orders or increase in expenses.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements and expenses. The short-term nature of commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to accurately estimate future customer requirements. On occasion, customers may require rapid increases in production, which can challenge our resources, reduce margins or harm our relationships with our customers. We may not have sufficient capacity at any given time to meet our customers’ demands. Conversely, downturns in the semiconductor industry, such as the downturn that commenced late in 2000 and ended in 2003, can and have caused our customers to significantly reduce the amount of products ordered from us. We experienced a decrease in orders in the third and fourth quarters of 2004. Sluggish business conditions continued in 2005 due to general declines in the industry and an above average roll off of old products, particularly in the integrated mixed signal products segment, that new product introductions failed to offset. Reductions in customer orders have caused our wafer fabrication capacity to be under-utilized. Because many of our costs and operating expenses are relatively fixed, a reduction in customer demand has an adverse effect on our gross margins and operating income. Reduction of customer demand also causes a decrease in our backlog. There is also a higher risk that our trade receivables will be uncollectible during industry downturns or downturns in the economy. Any one or more of these events could have a material adverse effect on our results of operations and financial condition. While orders increased in the first nine months of 2006, they decreased in the fourth quarter of 2006. We cannot predict the duration of the current soft bookings environment. If it is prolonged, our margins could be adversely affected.

Similarly, because we have limited ability to increase the prices we charge to our customers, if we experience an increase in operating expenses, equipment or raw materials, our margins could be adversely affected.

A significant portion of our revenue comes from a relatively limited number of customers and devices, the loss of which could adversely affect our results of operations and financial condition.

If we lose a major customer or if customers cease to place orders for our high volume devices, our financial results will be adversely affected. While we served more than 625 customers in 2006, sales to our 19 largest customers represented 50.4% of our revenue during this period. The identities of our principal customers have varied from year to year and our principal customers may not continue to purchase products and services from us at current levels, or at all. In addition, while we sold over 2,715 different products in 2006, the 112 top selling devices represented 50.0% of our revenue during this period. The devices generating the greatest revenue have varied from year to year and our customers may not continue to place orders for such devices from us at current levels, or at all. Significant reductions in sales to any of these customers, the loss of a major customer or the curtailment of orders for our high volume devices within a short period of time would adversely affect our business.

We depend on growth in the end markets that use our products, and a lack of growth in these markets could have a material adverse effect on our results of operations and financial condition.

Our continued success will depend in large part on the growth of various industries that use semiconductors, including our target automotive, medical and industrial markets, as well as the communications, military and computing markets, and on general economic growth. Factors affecting these markets as a whole could seriously harm our customers and, as a result, harm us. These factors include:

•	recessionary periods or periods of reduced growth in our customers’ markets;

•	the inability of our customers to adapt to rapidly changing technology and evolving industry standards;

•	the potential that our customers’ products may become obsolete or the failure of our customers’ products to gain widespread commercial acceptance; and

•	the possibility of reduced consumer demand for our customers’ products.

Our industry is highly competitive, and a failure to successfully compete could have a material adverse effect on our results of operations and financial condition.

The semiconductor industry is highly competitive and includes hundreds of companies, a number of which have achieved substantial market share. Current and prospective customers for our custom products evaluate our capabilities against the merits of our direct competitors, as well as the merits of continuing to use standard or semi-standard products. Some of our competitors have substantially greater market share, manufacturing, financial, research and development and marketing resources than we do. We also compete with emerging companies that are attempting to sell their products in specialized markets. We expect to experience continuing competitive pressures in our markets from existing competitors and new entrants. Our ability to compete successfully depends on a number of other factors, including the following:

•	our ability to offer cost-effective products on a timely basis using our technologies;

•	our ability to accurately identify emerging technological trends and demand for product features and performance characteristics;

•	product introductions by our competitors;

•	our ability to adopt or adapt to emerging industry standards;

•	the number and nature of our competitors in a given market; and

•	general market and economic conditions.

Many of these factors are outside of our control. In addition, in recent years, many participants in the industry have substantially expanded their manufacturing capacity. If overall demand for semiconductors should decrease, this increased capacity could result in substantial pricing pressure, which could adversely affect our operating results.

We depend on technological advances for growth, and a lack of such advances could have a material adverse effect on our business.

Our industry is subject to rapid technological change as customers and competitors create new and innovative products and technologies. We may not be able to access leading edge process technologies or to license or otherwise obtain essential intellectual property required by our customers.

If we are unable to continue manufacturing technologically advanced products on a cost-effective basis, our business would be adversely affected.

Our customers may cancel their orders, change production quantities or delay production, which could have a material adverse effect on our results of operations and financial condition.

We generally do not obtain firm, long-term purchase commitments from our customers. Customers may cancel their orders, change production quantities or delay production for a number of reasons. Cancellations, reductions or delays by a significant customer or by a group of customers, which we have experienced in the past, have adversely affected and may continue to adversely affect our results of operations. In addition, while we do not obtain long-term purchase commitments, we generally agree to the pricing of a particular product for the entire lifecycle of the product, which can extend over a number of years. If we underestimate our costs when determining the pricing, our margins and results of operations will be adversely affected.

We are dependent on successful outsourcing relationships, which dependence could have a material adverse effect on our results of operations and financial condition.

We have formed arrangements with other wafer fabrication foundries to supplement capacity and gain access to more advanced digital process technologies. If we experience problems with our foundry partners, we may face a shortage of finished products available for sale. We believe that in the future we will increasingly rely upon outsourced wafer manufacturing to supplement our capacity and technology. If any foundries with which we form an outsourcing arrangement, experience wafer yield problems or delivery delays, which are common in our industry, or are unable to produce silicon wafers that meet our specifications with acceptable yields, our operating results could be adversely affected.

To service our consolidated indebtedness, we will require a significant amount of cash.

Our ability to generate cash depends on many factors beyond our control. Our ability to make payments on our consolidated indebtedness and to fund working capital requirements, capital expenditures and research and development efforts will depend on our ability to generate cash in the future. Our historical financial results have been, and we expect our future financial results will be, subject to substantial fluctuation based upon a wide variety of factors, many of which are not within our control. These factors include:

•	the cyclical nature of both the semiconductor industry and the markets for our products;

•	fluctuations in manufacturing yields;

•	the timing of introduction of new products;

•	the timing of customer orders;

•	changes in the mix of products sold and the end markets into which they are sold;

•	the extent of utilization of manufacturing capacity;

•	the length of the lifecycle of the semiconductors we are manufacturing;

•	availability of supplies and raw materials;

•	price competition and other competitive factors; and

•	work stoppages, especially at our fabs in Belgium.

Unfavorable changes in any of these factors could harm our operating results and our ability to generate cash to service our indebtedness. If we are unable to service our debt using our operating cash flow, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling equity securities, each of which could adversely affect the market price of our common stock. However, we cannot assure you that any alternative strategies will be feasible at the time or prove adequate. Also, certain of these strategies would require the consent of our senior secured lenders.

We may need to raise additional capital that may not be available, which could have a material adverse effect on our results of operations and financial condition.

Semiconductor companies that maintain their own fabrication facilities have substantial capital requirements. We made capital expenditures of $51.2 million in 2006, $34.5 million in 2005 and $32.4 million in 2004. Capital expenditures for 2006 focused on renovating Fab 2 in Belgium to compensate for the planned closure of Fab 1, upgrading testers and handlers in our test operations and other equipment and facility upgrades. Other capital spending is attributed to activities related to the Flextronics acquisition (i.e., building renovations and purchase of testers). In 2005, these expenditures were made in relation to the transfer of our wafer sort operations and the relocation of our test facility in the Philippines to a new location as well as for increases in our manufacturing capacity. In 2004, these expenditures were made to expand capacity in our eight-inch fabrication facility, replace equipment and expand our test and design capabilities. In the future, we intend to continue to make capital investments to support business growth and achieve manufacturing cost reductions and improved yields. The timing and amount of such capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for products, product mix, changes in semiconductor industry conditions and competitive factors. We may seek additional financing to fund further expansion of our wafer fabrication capacity or to fund other projects. As of December 31, 2006, we had consolidated indebtedness of approximately $279.6 million. Because of this or other factors, additional financing may not be available when needed or, if available, may not be available on satisfactory terms. If we are unable to obtain additional financing, this could have a material adverse effect on our results of operations and financial condition.

Our substantial consolidated indebtedness could adversely affect our financial health.

AMI Semiconductor, Inc., our wholly-owned subsidiary through which we conduct all our business operations, has a substantial amount of indebtedness that is guaranteed by us. We are a holding company with no business operations and no significant assets other than our ownership of AMI Semiconductor, Inc.’s, capital stock. As of December 31, 2006, our consolidated indebtedness was approximately $279.6 million and our total consolidated debt as a percentage of total capitalization was 42%. Subject to the restrictions in the senior credit facilities, our subsidiaries and we may incur certain additional indebtedness from time to time.

Our substantial consolidated indebtedness could have important consequences. For example, our substantial indebtedness:

•

will require our operating subsidiaries to dedicate a substantial portion of cash flow from operations to payments in respect of indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•

could increase the amount of our consolidated interest expense because some of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

•	will increase our vulnerability to adverse general economic or industry conditions;

•	could limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	could restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

•	could place us at a competitive disadvantage compared to our competitors that have less debt; and

•	could limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets.

These factors could have a material adverse effect on our results of operations and financial condition.

Restrictions imposed by the senior credit facilities limit our ability to take certain actions.

Our senior credit facilities contain certain operating and financial restrictions and covenants and require us to maintain certain financial ratios, which become more restrictive over time. Our ability to comply with these ratios may be affected by events beyond our control. The operating and financial restrictions and covenants may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest. A breach of any of the covenants or our inability to comply with the required financial ratios could result in a default under our senior credit facilities. In the event of any default under the senior credit facilities, the lenders under our senior credit facilities will not be required to lend any additional amounts to us and could elect to declare all outstanding borrowings, together with accrued interest and other fees, to be due and payable, and require us to apply all of our available cash to repay these borrowings. If we are unable to repay any such borrowings when due, the lenders could proceed against their collateral, which consists of substantially all of our assets, including 65% of the outstanding stock of certain of our foreign subsidiaries. If the indebtedness under our senior credit facilities were to be accelerated, our assets may not be sufficient to repay such indebtedness in full.

In addition, we may be required to seek waivers or consents in the future under our senior credit facilities. We cannot be sure that these waivers or consents will be granted.

We could incur material costs to comply with environmental laws, which could have a material adverse effect on our results of operations and financial condition.

Increasingly stringent environmental regulations restrict the amount and types of pollutants that can be released into the environment. We have incurred and will in the future incur costs, including capital expenditures, to comply with these regulations. Significant regulatory changes or increased public attention to the impact of semiconductor operations on the environment may result in more stringent regulations, further increasing our costs or requiring changes in the way we make our products. For example, Belgium has enacted national legislation regulating emissions of greenhouse gases, such as carbon dioxide.

In addition, because we use hazardous and other regulated materials in our manufacturing processes, we are subject to risks of accidental spills or other sources of contamination, which could result in injury to the environment, personal injury claims and civil and criminal fines, any of which could be material to our cash flow or earnings. For example, we have recently received concurrence with a proposal to curtail pumping at one of our former manufacturing sites. Ongoing monitoring and reporting is still required. If levels significantly change in the future additional remediation may be required. In addition, at some point in the future, we will have to formally close and remove the extraction wells and treatment system. The discovery of additional contamination at this site or other sites where we currently have or historically have had operations could result in material cleanup costs. These costs could have a material adverse effect on our results of operations and financial condition.

We may incur costs to engage in future acquisitions of companies or technologies and the anticipated benefits of those acquisitions may never be realized, which could have a material adverse effect on our results of operations and financial condition.

From time to time we have purchased other businesses or their assets. In November 2004 we acquired substantially all of the assets of Dspfactory Ltd. In September 2005, we purchased substantially all of the assets and certain liabilities of the semiconductor business of Flextronics International USA Inc. for approximately $138.5 million in cash. In July 2006, we acquired certain assets of Starkey Laboratories’ integrated circuit design center located in Colorado Springs, Colorado, for approximately $6.0 million in cash and in September 2006 we acquired certain assets and assumed certain liabilities of the Ultra-Low Power (ULP) six-transistor (6T) SRAM and medical System-on-Chip (SOC) ASIC businesses of NanoAmp Solutions, Inc., for approximately $21.0 million in cash. These, as well as any future acquisitions, are accompanied by risks, including the following:

•

potential inability to maximize our financial or strategic position, which could result in impairment charges if the acquired company or assets are later worth less than the amount paid for them in the acquisition;

•	difficulties in assimilating the operations and products of an acquired business or in realizing projected efficiencies, cost savings and revenue synergies;

•	entry into markets or countries in which we may have limited or no experience;

•	potential increases in our indebtedness and contingent liabilities and potential unknown liabilities associated with any such acquisition;

•	diversion of management’s attention due to transition or integration issues;

•	difficulties in managing multiple geographic locations;

•

cultural impediments that could prevent establishment of good employee relations, difficulties in retaining key personnel of the acquired business and potential litigation from terminated employees; and

•	difficulties in maintaining uniform standards, controls and procedures and information systems.

We may, in the future, make additional acquisitions of complementary companies or technologies. We cannot guarantee that we will be able to successfully integrate any company or technologies that we might acquire in the future and our failure to do so could harm our business. The benefits of an acquisition may take considerable time to develop and we cannot guarantee that any acquisition will, in fact, produce the intended benefits.

In addition, our senior credit facilities may prohibit us from making acquisitions that we may otherwise wish to pursue.

Our international sales and operations expose us to various political and economic risks, which could have a material adverse effect on our results of operations and financial condition.

As a percentage of total revenue, our revenue outside of North America was approximately 58% in 2006. Our manufacturing operations are located in the United States and Belgium, our test facilities and our primary assembly subcontractors are located in Asia and we maintain design centers and sales offices in North America, Europe and Asia. We conduct almost all of our test and sort activities at our facility in Calamba, the Philippines. Political unrest or other conditions could prevent us from conducting these activities and/or shipping our products. International sales and operations are subject to a variety of risks, including:

•	greater difficulty in staffing and managing foreign operations;

•	greater risk of uncollectible accounts;

•	longer collection cycles;

•	logistical and communications challenges;

•	potential adverse changes in laws and regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;

•	changes in labor conditions;

•	burdens and costs of compliance with a variety of foreign laws;

•	political and economic instability;

•	increases in duties and taxation;

•	exchange rate risks;

•	greater difficulty in protecting intellectual property; and

•	general economic and political conditions in these foreign markets.

An adverse development relating to one or more of these could have a materially adverse effect on our results of operations and financial position.

We are subject to risks associated with currency fluctuations, which could have a material adverse effect on our results of operations and financial condition.

A significant portion of our revenue and costs are denominated in foreign currencies, including the euro and, to a lesser extent, the Philippine peso and the Japanese yen. Euro-denominated revenue represented approximately 27% of our revenue in 2006. As a result, changes in the exchange rates of these foreign currencies to the U.S. dollar will affect our revenue, cost of revenue and operating margins and could result in exchange losses. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. From time to time, we will enter into exchange rate hedging programs in an effort to mitigate the affect of exchange rate fluctuations. However, we cannot assure you that any hedging transactions will be effective or will not result in foreign exchange hedging losses.

We are exposed to foreign labor laws due to our operational presence in Europe, which could have a material adverse effect on our results of operations and financial condition.

We had 926 employees in Europe as of December 31, 2006, most of whom work in Belgium. The employees located in Belgium are represented by unions and have collective bargaining arrangements at the national, industry and company levels. In connection with any future reductions in work force we may implement, we would be required to, among other things, negotiate with these unions and make severance payments to employees upon their termination. In addition, these unions may implement work stoppages or delays in the event they do not consent to severance packages proposed for future reductions in work force or for any other reason. Furthermore, our substantial operations in Europe subject us to compliance with labor laws and customs that are generally more employee favorable than in the United States. As a result, it may not be possible for us to quickly or affordably implement workforce reductions in Europe.

We rely on test subcontractors, which reliance could have a material adverse effect on our results of operations and financial condition.

The testing of semiconductors is a complex process requiring, among other things, a high degree of technical skill and advanced equipment. We outsource some of our semiconductor testing to subcontractors, most of which are located in Southeast Asia. In particular, we rely heavily on a small number of subcontractors for this activity. In 2007, we plan to begin performing more of this work ourselves in our facility in Calamba, the Philippines. If our subcontractors experience problems in testing our semiconductor devices, our operating results would be adversely affected. In addition, if we experience difficulties in transferring this work to our facilities in the Philippines, our operating results would be adversely affected.

We depend on successful parts and materials procurement for our manufacturing processes, which dependence could have a material adverse effect on our results of operations and financial condition.

We use a wide range of parts and materials in the production of our semiconductors, including silicon, processing chemicals, processing gases, precious metals and electronic and mechanical components. We procure materials and electronic and mechanical components from domestic and foreign sources and original equipment manufacturers. If we have difficulty in supply due to an unforeseen catastrophe, worldwide shortage or other reason, alternative suppliers may not be available or these suppliers may not provide materials or electronic or mechanical components in a timely manner or on favorable terms. If we cannot obtain adequate materials in a timely manner or on favorable terms, our business and financial results would be adversely affected.

Risks Related to Our Common Stock

Our stock price is volatile and, as a result, you could lose some or all of your investment.

There has been a history of significant volatility in the market prices of securities of technology companies, including our common stock. In 2006, the reported high and low sale prices of our common stock were $11.20 and $7.83. In 2005, the reported high and low sale prices were $16.45 and $9.59. The reported high and low sale prices during the period from January 3, 2007 through March 12, 2007 was $12.50 and $9.84. Our stock price has been and may continue to be affected by this type of market volatility, as well as our own performance. If our revenue does not increase or increases less than we anticipate, or if operating or capital expenditures exceed our estimates and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our common stock could decline. In addition, if the market for semiconductor-related stocks or the stock market in general experiences a loss in investor confidence or otherwise falls, the market price of our common stock could fall for reasons unrelated to our business, results of operations or financial condition. The market price of our common stock could also decline if our operating results vary from the expectations of management, securities analysts and investors, or in reaction to events that affect other companies in our industry, even if these events do not directly affect us. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources.

We may experience significant period-to-period quarterly and annual fluctuations in our revenue and operating results, which may result in volatility in our stock price.

We may experience significant period-to-period fluctuations in our sales and operating results in the future due to a number of factors and any such variations may cause our stock price to fluctuate. It is likely that in some future period our operating results will be below the expectations of securities analysts or investors. If this occurs, our stock price could drop significantly.

A number of factors, in addition to those cited in other risk factors, may contribute to fluctuations in our sales and operating results, including:

•	the timing and volume of orders from our customers;

•	the rate of acceptance of our products by our customers, including the acceptance of design wins;

•	the demand for and lifecycles of equipment incorporating our products;

•	the rate of adoption of integrated mixed signal products in the end markets we target;

•	deferrals of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers of integrated circuits;

•	changes in product mix; and

•	the rate at which new markets emerge for products we are currently developing or for which our design expertise can be utilized to develop products for these new markets.

We are a holding company that depends on dividends from our subsidiaries to meet our cash requirements and we do not anticipate paying any dividends on our common stock in the foreseeable future.

We are a holding company with no business operations. Our only significant asset is the outstanding capital stock of AMI Semiconductor, our wholly-owned subsidiary through which we conduct all our business operations, and certain intangible assets. We will not be able to pay cash dividends on our common stock without receiving dividends or other distributions from AMI Semiconductor. Furthermore, AMI Semiconductor is restricted by the senior credit facilities from paying dividends or making distributions to us. In any event, we currently expect that our earnings and cash flow will be retained for use in our operations and to service our debt obligations. Even if we determined to pay a dividend on or make a distribution in respect of our common stock, we cannot assure you that our subsidiaries will generate sufficient cash flow to pay a dividend or distribute funds to us or that applicable state law and contractual restrictions will permit such dividends or distributions.

Our principal stockholders exert substantial influence over us and may exercise their control in a manner adverse to your interests.

Upon completion of this offering and assuming no exercise of an overallotment option by the underwriters, Francisco Partners, CVC and Nippon (assuming Nippon exercises its warrant in full) will own 32,509,891 shares, or approximately 35.0%, of our outstanding common stock. These stockholders are party to a shareholders’ agreement, pursuant to which these stockholders have the power to direct our affairs and will be able to determine the outcome of all matters required to be submitted to stockholders for approval, including the election of a majority of our directors, any merger, consolidation or sale of all or substantially all of our assets and amendment of our certificate of incorporation. Because a limited number of persons control us, transactions could be difficult or impossible to complete without the support of those persons. It is possible that these persons will exercise control over us in a manner adverse to your interests. For more information regarding ownership of our outstanding stock by the selling stockholders, see “Selling Stockholders.”

Upon completion of this offering we will no longer be a Controlled Company, and we may have difficulties complying with NASDAQ rules relating to the composition of our board of directors.

Our common stock is listed on the NASDAQ Global Market. As a Controlled Company under NASDAQ rules, we have not been subject to a number of corporate governance rules relating to composition of our board of directors and certain committees. At the conclusion of this offering, we will no longer be a Controlled Company and, in accordance with NASDAQ rules, will have to phase in compliance with those rules, including the requirement that the board of directors consist of a majority of independent directors and that the Compensation and Governance Committees be comprised of a majority of independent directors. Only three of the current members of our board of directors qualify as independent directors under NASDAQ rules. We intend to comply with NASDAQ rules but have not yet formulated a plan to achieve compliance. We may not be able to attract and retain the number of independent directors needed to comply with NASDAQ rules during the phase-in period for compliance.

Delaware law and provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

The anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Additionally, provisions of our amended and restated certificate of incorporation and by-laws could deter, delay or prevent a third party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	a requirement that special meetings of stockholders may be called only by our board of directors, the chairman of the board (if any), the president or the secretary;

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of the board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

Future sales of shares could depress our stock price.

If our existing stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decline. As of December 31, 2006, we had outstanding 88,171,454 shares of common stock. All of these shares are freely tradeable in the public market, subject to legal restrictions on transfer. Some of our existing stockholders are parties to an agreement that provides for registration rights. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. Moreover, the perception in the public market that these stockholders might sell shares of our common stock could depress the market price of the common stock. Additionally, we may sell shares of common stock in subsequent public offerings, which may adversely affect market prices for our common stock.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered in this prospectus are solely for the account of the selling stockholders. We will not receive any of the proceeds from the sale.

SELECTED FINANCIAL INFORMATION

The following selected historical financial data for the years ended December 31, 2006, 2005 and 2004 and as of December 31, 2006 and 2005 were derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated by reference in this prospectus. The selected historical financial data for the years ended December 31, 2003 and 2002 and as of December 31, 2004, 2003 and 2002 were derived from our audited consolidated financial statements, which are not included or incorporated by reference in this prospectus. When comparing the 2006, 2005 and 2004 consolidated financial position and operating results to prior periods, you should note that the initial public offering of our common stock and the issuance of our senior subordinated notes during 2003 had a significant impact on our financial position and operating results. When comparing the 2006, 2005, 2004 and 2003 consolidated financial position and operating results to prior periods, you should note that the MSB acquisition in June 2002 had a significant impact on our 2006, 2005, 2004 and 2003 financial position and operating results. The Starkey Laboratories and NanoAmp acquisitions in 2006, the Flextronics acquisition in 2005 and the Dspfactory acquisition in 2004 also affect the consolidated financial position and operating results when comparing those periods to prior periods. You should read the following tables in conjunction with other information contained under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and related notes and other financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated by reference in this prospectus.

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(in millions, except per share and percent information)
Consolidated Statement of Income Data:
Revenue	$605.6	$503.6	$517.3	$454.2	$345.3
Gross profit	271.1	237.2	246.3	198.8	130.3
Net income (loss)	37.4	21.7	52.4	(0.4)	5.1
Net income (loss) attributable to common stockholders	$37.4	$21.7	$52.4	$(46.7)	$(57.4)
Basic net income (loss) per common share	$0.43	$0.25	$0.63	$(0.84)	$(1.24)
Diluted net income (loss) per common share	$0.42	$0.25	$0.60	$(0.84)	$(1.24)

Consolidated Balance Sheet Data (end of the period):
Cash and cash equivalents	$77.1	$96.7	$161.7	$119.1	$62.2
Accounts receivable, net	110.1	99.9	78.6	73.6	66.0
Inventories	77.5	64.3	52.2	45.6	39.4
Total assets	786.9	740.8	643.2	550.1	502.5
Long-term liabilities	5.7	8.2	2.4	0.4	3.1
Long-term debt, including current portion	279.6	317.9	253.5	254.7	160.1
Series A Senior Redeemable Preferred Stock	—	—	—	—	233.7
Series B Junior Redeemable Convertible Preferred Stock	—	—	—	—	190.5
Series C Senior Redeemable Preferred Stock	—	—	—	—	79.3
Total stockholders’ equity (deficit)	382.7	299.8	286.1	205.0	(240.4)

Other Financial Data:
Gross profit margin	44.8%	47.1%	47.6%	43.8%	37.7%
Research and development	$104.6	$87.4	$77.2	$70.2	$52.1
Depreciation and amortization	$67.9	$55.0	$43.8	$44.8	$47.0
Capital expenditures	$51.2	$34.5	$32.4	$26.6	$22.0
Operating cash flow	$93.8	$56.2	$96.2	$70.7	$81.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated by reference in this prospectus. Except for the historical information contained herein, the discussions in this section contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below. See “Risk Factors” in this prospectus for a discussion of these risks and uncertainties. Unless the context otherwise requires, references to “we,” “our,” “us” and “the Company” refer to AMIS Holdings, Inc. and consolidated subsidiaries; and references to “AMI Semiconductor” and “AMIS” refer to AMI Semiconductor, Inc., a wholly-owned subsidiary of the Company.

Overview

We are a leader in the design and manufacture of customer-specific mixed signal semiconductor products. We focus on the automotive, medical, industrial, communications and military and aerospace markets where there is a significant need for electronic products to interact with the real world through analog signals, such as light, heat, pressure, power and radio waves. These analog signals are captured, processed, controlled and converted into digital signals by mixed signal semiconductors provided by us. Our integrated mixed signal products combine analog and digital circuitry on a single integrated circuit, or IC, to perform functions that range from monitoring of human heart rates to determining air pressure in a tire.

We provide complete solutions to our customers through both custom and application-specific standard products and manufacturing services. Among our core technical capabilities are our ability to integrate computing, accurate sensing and high voltage control capabilities in semiconductors that can operate in rugged high voltage or high temperature environments, our low power digital signal processors and our market leading structured digital conversion platforms for field programmable gate arrays, or FPGAs, to application-specific integrated circuits conversions.

We work closely with most of our customers and we have been supplying many of our customers for over ten years. Our current customers include industry leaders such as Alcatel, General Electric, Hella, Hewlett Packard, Medtronic and Siemens. We believe we are the sole-source provider for the majority of our integrated mixed signal products and, due to the nature of our products and the markets we serve, we estimate our average product life to be eight to ten years. We have been leveraging our end market expertise and intellectual property to increase the share of our revenue that is derived from application-specific standard products in order to broaden our offering to customers and to improve returns on our research and development investment.

When evaluating our business, we generally look at financial measures, such as revenue, gross margins and operating margins. We also use internal tracking measures, such as projected three-year revenue from design wins and the capacity utilization of our fabrication facilities. Design win activity has been strong in 2006 though design wins in the second half of 2006 slowed from the pace set in the first half. As a result, three-year forecasted revenue for design wins in 2006 decreased approximately 9% from 2005. Our opportunity pipeline remains strong however, and we expect design wins in 2007 to return to the pace of the first half of 2006. Capacity utilization was 76% in the fourth quarter of 2006, compared to 78% in the third quarter. Capacity utilization is a measure of the degree to which our manufacturing assets are being used and, correspondingly, our ability to absorb our fixed manufacturing costs into inventory. Our gross margins decreased in 2006 and could be negatively affected in the future if capacity utilization continues to decline. Other key metrics we use to analyze our business include days sales outstanding (DSO) and days of inventory. DSO remained roughly flat quarter on quarter at 64 days in the fourth quarter of 2006. Days of inventory increased to 88 in the fourth quarter of 2006, up six days sequentially, due to increased inventory on lower revenue.

In June 2002, we acquired the mixed signal business of Alcatel Microelectronics NV from STMicroelectronics NV. We refer to this as the MSB acquisition. The MSB acquisition increased our analog and mixed signal engineering team, enhanced our relationships with major European customers, provided us with additional high voltage and wireless technologies that enable us to offer new types of custom integrated circuits to our end markets and provided us with two fabs in Oudenaarde, Belgium.

In November 2004, we acquired Dspfactory Ltd. (Dspfactory), a leader in ultra-low power digital signal processing technology for digital hearing aids and other low power applications for approximately $43.6 million, plus an additional $8.5 million in common stock paid based upon the achievement of a revenue milestone in 2005. Results from operations for 2006 and 2005 include this business. The results of operations for 2004 include Dspfactory from the date of acquisition. See note 18 to the audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated by reference in this prospectus.

In September 2005, we completed the purchase of substantially all of the assets and certain liabilities of the semiconductor business of Flextronics International USA Inc. (the “Flextronics Semiconductor Business”) for approximately $138.5 million in cash plus other liabilities (the “Flextronics acquisition”). The Flextronics Semiconductor Business specializes in custom mixed signal products, imaging sensors and digital application-specific integrated circuits, including FPGA conversion products. Results of operations for 2006 include this business. Results of operations for 2005 include this business from the date of acquisition. See note 17 to the audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated by reference in this prospectus.

In July 2006, we purchased certain assets of Starkey Laboratories’ integrated circuit design center located in Colorado Springs, Colorado, for approximately $6.0 million in cash. This design center designs specialized, low power audiology integrated circuits used in Starkey’s hearing aids. Results of operations for 2006 include this business from the date of acquisition. See note 16 to the audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated by reference in this prospectus.

In September 2006, we acquired certain assets and assumed certain liabilities of the Ultra-Low Power (ULP) six-transistor (6T) SRAM and medical System-on-Chip (SOC) ASIC businesses of NanoAmp Solutions, Inc., for approximately $21.0 million in cash. NanoAmp Solutions specializes in low-voltage and ULP memory and ASIC solutions for the wireless communication, industrial, medical and networking market segments. Results of operations for 2006 include this business from the date of acquisition. See note 15 to the audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated by reference in this prospectus.

Critical Accounting Policies

The preparation of our financial statements in conformity with U.S. generally accepted accounting principles requires our management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenue and expenses and related disclosures. We have identified revenue recognition, inventories, property, plant and equipment, intangible assets, goodwill, income taxes and stock options as areas involving critical accounting policies and the most significant judgments and estimates.

We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate and different assumptions or estimates about the future could change our reported results. We believe the following accounting policies are the most critical to us, in that they are important to the portrayal of our financial statements and they require the most difficult, subjective or complex judgments in the preparation of our financial statements.

Revenue Recognition

Several criteria must be met before we can recognize revenue from our products and revenue relating to engineering design and product development. We must apply our judgment in determining when revenue recognition criteria are met.

We recognize revenue from products sold directly to end customers when persuasive evidence of an arrangement exists, the price is fixed and determinable, delivery is fulfilled and collectibility is reasonably assured. In certain situations, we ship products through freight forwarders. In most cases, revenue is recognized when the product is delivered to the customer’s carrier, regardless of the terms and conditions of sale. The only exception is where title does not pass until the product is received by the customer. In that case, revenue is recognized upon receipt by the customer. Estimates of product returns and allowances, based on actual historical experience and our knowledge of potential quality issues, are recorded at the time revenue is recognized or when quality issues are known and are deducted from revenue.

Revenue from contracts to perform engineering design and product development is generally recognized as milestones are achieved, which approximates the percentage-of-completion method. Costs associated with such contracts are expensed as incurred, except as discussed below with regard to loss accruals recorded. Revenues under contracts acquired as part of the Flextronics acquisition are recorded using the completed contract method. This method is consistently applied to each contract and revenue is recognized accordingly when the item enters production or when the contract is complete.

Under contracts for which revenue is recognized as milestones are achieved, a typical milestone billing structure is 40% at the start of the project, 40% at the creation of the reticle set and 20% upon delivery of the prototypes. Since up to 40% of revenue is billed and recognized at the start of the design development work and, therefore, could result in the acceleration of revenue recognition, we analyze those billings and the status of in-process design development projects at the end of each quarter to determine that the milestone billings approximate percentage-of-completion on an aggregate basis. We compare each project’s stage with the total level of effort required to complete the project, which we believe is representative of the cost-to-complete method of determining percentage-of-completion. Based on this analysis, the relatively short-term nature of our design development process and the billing and recognition of 20% of the project revenue after design development work is complete (which effectively defers 20% of the revenue recognition to the end of the contract), we believe our milestone method approximates the percentage-of-completion method in all material respects.

Our engineering design and product development contracts generally involve pre-determined amounts of revenue. We review each contract that is still in process at the end of each reporting period and estimate the cost of each activity yet to be performed under that contract. This cost determination involves our judgment and the uncertainties inherent in the design and development of integrated circuits. If we determine that our costs associated with a particular development contract exceed the revenue associated with such contract, we estimate the amount of the loss and establish a corresponding reserve.

Inventories

We generally initiate production of a majority of our semiconductors once we have received an order from a customer. Based on forecasted demand from specific customers or operational activities, we may build up inventories of finished goods in anticipation of subsequent purchase orders. We purchase and maintain raw materials at sufficient levels to meet lead times based on forecasted demand. If inventory quantity exceeds forecasted/market demand, we may need to provide an allowance for excess or obsolete quantities. Forecasted demand is determined based on multiple factors including: historical sales or inventory usage, expected future sales, other projections or the nature of the inventories. We also review other inventories for indicators of impairment and provide an allowance as deemed necessary.

We state inventories at the lower of cost (using the first-in, first-out method) or market. We determine the cost of inventory by adding an amount representative of manufacturing costs plus a burden rate for general manufacturing overhead to the inventory at major steps in the manufacturing process.

Property, Plant and Equipment and Intangible Assets

We regularly evaluate the carrying amounts of long-lived assets, including property, plant and equipment and intangible assets, as well as the related amortization periods, to determine whether adjustments to these amounts or to the useful lives are required based on current circumstances or events. The evaluation, which involves significant management judgment, is based on various analyses including cash flow and profitability projections. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of the related long-lived assets, the carrying amount of the underlying assets will be reduced, with the reduction charged to expense so that the carrying amount is equal to fair value, primarily determined based on future discounted cash flows. To the extent such evaluation indicates that the useful lives of property, plant and equipment are different than originally estimated, the amount of future depreciation expense is modified such that the remaining net book value is depreciated over the revised remaining useful life.

Goodwill

Under the guidelines of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” we assess goodwill at least annually for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step is to compare the fair value of a reporting unit to which the goodwill is assigned with the unit’s net book value (or carrying amount), including goodwill. If the fair value of the reporting unit exceeds its carrying amount, there is no deemed impairment of goodwill and the second step of the impairment test is unnecessary. However, if the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of goodwill impairment loss, if any. The second step compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. We annually test our goodwill for impairment during the fourth quarter. Since the adoption of SFAS No. 142 in 2002, our testing has not indicated any impairment.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized, and on the magnitude of any such impairment charge. To assist in the process of determining goodwill impairment, we may obtain appraisals from independent valuation firms. In addition to the use of independent valuation firms, we perform internal valuation analyses and consider other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and market comparisons of recent transactions. These approaches use significant estimates and assumptions including the amount and timing of projected future cash flows, discount rates reflecting the risk inherent in the future cash flows, perpetual growth rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to these comparables.

Income Taxes

Income taxes are recorded based on the liability method, which requires recognition of deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. A valuation allowance is recorded to reduce our deferred tax asset to an amount we determine is more likely than not to be realized based on our analyses of past operating results, future reversals of existing taxable temporary differences and projected taxable income, including tax strategies available to generate future taxable income. Our analyses of future taxable income are subject to a wide range of variables, many of which involve estimates, and therefore our deferred tax asset may not be ultimately realized. Utilization of our net operating loss carryforwards may be subject to an annual limitation under the “change of ownership” provisions of the Internal Revenue Code.

Stock Options

As described in Note 2 to the audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated by reference in this prospectus, we adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004) on January 1, 2006. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. This statement revises SFAS 123, and supersedes Accounting Principles Board (APB) Opinion 25. We adopted SFAS 123(R) using the modified prospective transition method and therefore, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the effect of SFAS 123(R).

Share-based compensation expense that was recorded in 2006 includes the compensation expense for the share-based payments granted in the current year, as well as for the share-based payment awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123. As of December 31, 2006, the total compensation cost related to unvested share-based awards granted to employees under our stock option plans but not yet recognized was approximately $13.3 million, net of estimated forfeitures of $4.3 million. This expense is expected to be recognized over a weighted average period of 6.3 years using the straight-line method.

During the third quarter of 2006, we implemented a change in our share-based compensation strategy to utilize a combination of stock options and restricted stock units (RSUs) that vest over time based on service, or vest based on a combination of performance and service rather than exclusively offering stock options. On July 31, 2006, we granted 366,633 service-based RSUs to key exempt employees and 138,650 performance-based RSUs to a limited number of executive staff. These RSUs are included in the determination of total share-based compensation expense. The projected number of shares that will actually be issued pursuant to the performance-based RSUs is evaluated each reporting period and compensation expense is recognized only for those shares for which issuance is probable. The number of shares that will be issued is calculated by estimating how actual business performance at the end of the measurement period will compare to predetermined performance targets. As of December 31, 2006, we determined that it was not probable that any shares would be issued for 2006 under the performance-based RSUs. Consequently, no compensation expense was recognized during the fourth quarter of 2006 and the expense recognized during the third quarter of 2006 was reversed. Since the performance conditions were not met, these RSUs will terminate on March 1, 2007. As of December 31, 2006, there were approximately $2.6 million of total unrecognized compensation costs related to the service-based RSUs, net of estimated forfeitures of $0.5 million. Compensation expense will be recognized over the vesting period of two or three years from the vesting commencement date using the straight-line method.

We used the Black-Scholes-Merton valuation model for our pro forma information required under SFAS 123 and continue to use this model to value any share-based compensation under SFAS 123(R). Option valuation methods, including Black-Scholes-Merton, require the input of assumptions including the risk free interest rate, dividend rate, expected term and volatility rate. Although the expected term and the volatility rate are highly subjective assumptions, an increase of one year in the expected term for options granted during the most recent fiscal year affects share-based compensation expense for that year by approximately 9% and a 10% increase in the volatility rate affects the share-based compensation expense for that year by approximately 7%. We adjust the compensation cost related to our share-based plans for subsequent changes in estimated forfeitures.

As a result of adopting SFAS 123(R), our net income before income taxes was $7.5 million lower and our net income is $5.1 million lower for the year ended December 31, 2006 than if we had continued to account for share-based compensation under APB 25. We did not consider the impact on net income related to the RSUs in making this calculation because compensation expense would have been required under APB 25 as well. Basic and diluted earnings per share for the twelve-month period ended December 31, 2006, are $0.06 lower, respectively, than if we had continued to account for share-based compensation under APB 25. In accordance with SFAS 123(R), any cash flows resulting from the tax benefits for tax deductions in excess of the compensation expense recorded for those options (excess tax benefits) will be classified as financing cash flows. We recognized no tax benefits during 2006.

Prior to the adoption of SFAS 123(R), we followed the intrinsic value-based method prescribed by APB 25, and related interpretations, in accounting for employee stock options. We did not record any compensation expense for stock options we granted to our employees where the exercise price equaled the fair market value of the stock on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period were fixed. We recorded deferred share-based compensation when we granted stock options to employees at exercise prices less than the estimated fair market value of the underlying common stock on the grant date. We complied with the disclosure requirements of SFAS No. 123 and SFAS No. 148, which required that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options in determining net income or loss. In calculating such fair value, we used certain assumptions, as disclosed in our consolidated financial statements.

In December 2005, we accelerated the vesting of certain unvested and “out-of-the-money” stock options that were previously awarded to employees and officers that had exercise prices per share of $13.00 to $20.00, in anticipation of adopting SFAS No. 123(R). As a result, options to purchase approximately 1.9 million shares of our common stock became exercisable immediately. We expected this acceleration to reduce the pre-tax expense that we would have recognized with respect to share-based compensation under adoption of SFAS No. 123(R) by approximately $5.0 million in 2006, $2.7 million in 2007, and $0.9 million in the aggregate for 2008 and 2009.

Results of Operations

The following table summarizes certain information relating to our operating results, as derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated by reference in this prospectus.

Statement of Income Data:

	Years Ended December 31,
	2006		2005		2004
	(in millions, except percent information)
Revenue	$605.6	100.0%	$503.6	100.0%	$517.3	100.0%
Gross profit	271.1	44.8%	237.2	47.1%	246.3	47.6%
Operating expenses:
Research and development	104.6	17.3%	87.4	17.4%	77.2	14.9%
Marketing and selling	49.1	8.1%	39.1	7.8%	43.0	8.3%
General and administrative	33.8	5.6%	28.5	5.7%	28.7	5.5%
Amortization of acquisition-related intangible assets	18.0	3.0%	9.0	1.8%	1.3	0.3%
In-process research and development	—	—	0.8	0.2%	1.5	0.3%
Restructuring and impairment charges	8.3	1.4%	5.3	1.1%	7.9	1.5%

Total operating expenses	213.8	35.3%	170.1	33.8%	159.6	30.9%

Operating income	57.3	9.5%	67.1	13.3%	86.7	16.8%
Other expense:
Interest expense, net	(18.4)	-3.0%	(13.8)	-2.7%	(18.6)	-3.6%
Other expense, net	(0.3)	0.0%	(34.7)	-6.9%	(0.7)	-0.1%

Income before income taxes	38.6	6.4%	18.6	3.7%	67.4	13.0%
Provision (benefit) for income taxes	1.2	0.2%	(3.1)	-0.6%	15.0	2.9%

Net income	$37.4	6.2%	$21.7	4.3%	$52.4	-10.1%

Year Ended December 31, 2006 Compared With Year Ended December 31, 2005

Revenue

Revenue in 2006 increased 20% to $605.6 million from $503.6 million in 2005. The increases in revenue were due primarily to the Flextronics acquisition, which accounted for approximately $92.3 million of revenue in 2006. In 2005, only $23.8 million in revenue was recognized from the Flextronics acquisition, as it closed on September 9, 2005. The Starkey and NanoAmp Solutions acquisitions also increased revenue by $4.4 million in 2006. Excluding the effect of our acquisitions, organic revenue growth in 2006 was 6%. The organic increase for 2006 was driven primarily by higher revenues in our target markets, with the strongest growth being driven by the industrial market.

Gartner (February 2007) has forecasted consumption revenue growth for the application-specific segment of the semiconductor industry to be approximately 11% from 2005 to 2006. The application-specific segment is split into two subsegments: application-specific integrated circuits and application-specific standard products. The application-specific integrated circuit market is estimated to have grown approximately 12% in 2006. The market for application-specific standard products is estimated to have grown approximately 10% over the same year-over-year period.

Our revenues grew by 20%, including the effect of acquisitions, from 2005 to 2006, outperforming the forecasted growth of the application-specific integrated circuit segment where the majority of our revenues were derived.

Revenue from integrated mixed signal products for 2006 increased 20% to $471.0 million from $393.2 million in 2005. The increase for 2006 was driven primarily by higher revenue in our target markets, with the strongest growth being driven by the industrial market and the contributions from our acquisitions. During 2006, integrated mixed signal saw a decrease in average selling prices but an increase in unit volumes sold compared to 2005.

Structured digital products revenue in 2006 increased 22% to $134.6 million from $110.4 million in 2005, driven primarily by higher revenue in the industrial and communications markets and the contribution from the Flextronics acquisition. During 2006, this segment saw a decrease in average selling prices, but an increase in unit volumes sold compared to 2005.

The following table represents our revenue by region for the years ended December 31:

	2006	2005
North America	41.7%	42.5%
Europe	35.0%	37.8%
Asia	23.3%	19.7%

Gross Profit

Cost of revenue consists primarily of purchased materials, labor and overhead (including depreciation) associated with the design and manufacture of products sold. Costs related to non-recurring engineering fees are included in cost of revenue to the extent that they are reimbursed by our customers under a development arrangement as such reimbursements are recorded as revenue. Costs associated with unfunded non-recurring engineering are classified as research and development because we typically retain ownership of the proprietary rights to intellectual property that has been developed in connection with non-recurring engineering work. Gross profit was $271.1 million, or 44.8% of revenue, in 2006 compared to $237.2 million, or 47.1% of revenue, in 2005. The decrease in gross profit margin percentage was primarily due to continuing inefficiencies in our test operations resulting from the recently completed relocation to a new facility in the Philippines, as well as an unfavorable product mix and price decreases. During the second half of 2006, some progress was made in our Philippine test operations, particularly tester utilization and cycle times. Further progress is expected to continue into 2007. In addition, share-based compensation expense increased cost of revenue by $0.8 million during 2006.

Operating Expenses

We began expensing share-based compensation with the adoption of SFAS 123(R) in the first quarter of 2006. See Note 2 of our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated by reference in this prospectus. As shown in the table below, share-based compensation expense affected several operating expense line items (in millions).

Income Statement Category	Year ended December 31, 2006
Cost of revenue	$0.8
Research and development	$3.1
Sales and marketing	$1.1
General and administrative	$2.9

Research and development expenses consist primarily of activities related to process engineering, cost of design tools, investments in development libraries, technology license agreements and product development. Research and development expenses were $104.6 million, or 17.3% of revenue, in 2006 compared to $87.4 million, or 17.4% of revenue, in 2005. This increase in research and development expense was due primarily to the incremental expense from our acquisitions and share-based compensation expense.

Marketing and selling expenses consist primarily of commissions to sales representatives, salaries, benefits, and commissions of sales and marketing personnel and advertising and communication costs. Marketing and selling expenses increased to $49.1 million, or 8.1% of revenue, in 2006 from $39.1 million, or 7.8% of revenue, in 2005. This increase was primarily due to higher selling expenses on increased revenue, incremental expense from our acquisitions and share-based compensation expense.

General and administrative expenses consist primarily of salaries and benefits of our administrative staff, professional fees related to audit and tax services and advisory fees for various consulting projects. General and administrative expenses were $33.8 million, or 5.6% of revenue, in 2006 compared to $28.5 million, or 5.7% of revenue, in 2005. This increase was primarily due to incremental expense from our acquisitions and share-based compensation expense.

Amortization of acquisition-related intangible assets increased to $18.0 million in 2006 from $9.0 million in 2005. This increase was due to higher amortization expense related to intangible assets associated with our acquisitions in 2006 and a full year of amortization of intangibles purchased as part of the Flextronics acquisition.

There were no in-process research and development charges in 2006 compared with $0.8 million in 2005 related to the Flextronics acquisition.

We recorded $8.3 million in restructuring and impairment charges in 2006 compared to $5.3 million in 2005. Net restructuring charges of $7.7 million in 2006 relate to our 2006 restructuring plan, the consolidation of our Fab 1 into our Fab 2 facility in Belgium and the relocation of our Philippines facility, combined with the transfer of our wafer sort operations in the United States and Belgium to our new facility in the Philippines. In addition, $0.6 million was recorded in 2006 for impairment of certain equipment. The amounts recorded in 2005 included charges for employee severance and other items as a result of our restructuring program announced in the fourth quarter of 2004. This program included headcount reductions related to the consolidation of our sort operations in the United States and Belgium to the Philippines, as well as other reductions in force resulting from cost containment measures. Following is a summary of the restructuring accrual as of and for the years ended December 31, 2005 and 2006:

	Severance Costs	Lease Termination Costs	Facility Relocation Costs	Legal Fees and Other Costs	Total
	(in millions)
Balance at January 1, 2005	$5.0	$0.3	$—	$—	$5.3
2005 Expense	5.1	—	—	1.7	6.8
2005 Paid	(4.0)	(0.1)	—	(1.7)	(5.8)
2005 Reserve Reversal	(1.3)	(0.2)	—	—	(1.5)

Balance at December 31, 2005	4.8	—	—	—	4.8
2006 Expense	3.6	—	4.7	—	8.3
2006 Paid	(4.5)	—	(4.2)	—	(8.7)
2006 Reserve Reversal	(0.6)	—	—	—	(0.6)

Balance at December 31, 2006	$3.3	$—	$0.5	$—	$3.8

Operating Income

Operating income decreased to $57.3 million, or 9.5% of revenue, in 2006 compared to $67.1 million, or 13.3% of revenue, in 2005. Operating income in 2006 included $7.9 million of share-based compensation expense, which was not recorded in 2005. Share-based compensation expense is not allocated to our reportable segments. Following is a discussion of operating income by segment.

Integrated mixed signal products operating income was $45.5 million, or 9.7% of segment revenue, in 2006 compared to $44.8 million, or 11.4% of segment revenue, in 2005. This decrease in operating margin was primarily attributable to higher manufacturing costs, driven primarily by higher test costs, an unfavorable product mix and price decreases. Higher acquisition-related intangible asset amortization also negatively impacted operating margin.

Structured digital products operating income was $28.0 million, or 20.8% of segment revenue, in 2006, compared to $27.6 million, or 25.0% of segment revenue, in 2005. This decrease in operating income was primarily due to lower gross margins due to increased manufacturing costs, an unfavorable product mix and price decreases.

Net Interest Expense

Net interest expense for 2006 increased to $18.4 million, compared to $13.8 million in 2005. This increase in net interest expense was primarily attributable to a full year of interest expense associated with the addition of $110.0 million to our term loan in September 2005 in connection with the Flextronics acquisition and higher interest rates.

Other Expense

Other expense in 2006 decreased to $0.3 million from $34.7 million in 2005. This decrease is primarily due to charges associated with the redemption of our senior subordinated notes in the first quarter of 2005. There was no comparable amount during 2006. Other expense in 2005 included a charge of $28.0 million associated with the tender offer and redemption of our 10 3/4% senior subordinated notes and a charge of $6.7 million for the write-off of deferred financing and other costs associated with our prior senior credit facility and senior subordinated notes.

Income Taxes

Income tax expense was $1.2 million in 2006 compared with an income tax benefit of $3.1 million in 2005. The effective tax rate for 2006 was 3.1%. The effective tax rate for 2005 was not a meaningful number. The low effective tax rate in 2006 compared to the U.S. statutory rate of 39% was due to the continued release of our valuation allowance, tax credits and increased income in low tax jurisdictions. The primary reason for recording a tax benefit on positive net income before taxes in 2005 is that there was a loss and a corresponding tax benefit recorded in the U.S. for the year related to our debt refinancing activities in the first quarter, while at the same time there was income and a corresponding tax expense recorded in foreign jurisdictions with lower statutory tax rates. While the income in the foreign jurisdictions more than offset the U.S. losses in 2005, the foreign tax expense was not large enough to offset the U.S. tax benefit. Also benefiting the effective tax rates in both 2005 and 2006 was a reduction in our valuation allowance for deferred tax assets. Based on projections of taxable income for future periods, we reversed approximately $6.2 million of valuation allowance in each year. We have reduced our deferred tax assets through the use of a valuation allowance to amounts that are more likely than not to be realized. We will continue to evaluate the need to increase or decrease the valuation allowance on our deferred tax assets based upon the anticipated pre-tax operating results of future periods.

Year Ended December 31, 2005 Compared With Year Ended December 31, 2004

Revenue

Revenue in 2005 decreased 3% to $503.6 million from $517.3 million in 2004. Excluding revenues of $23.8 million in 2005 due to the Flextronics acquisition, revenue decreased 7% to $479.8 million in 2005. In 2005 we experienced a significant decrease in our communications end market driven by the loss of foundry revenues to STMicroelectronics as a result of the expiration of a take-or-pay contract in June 2004. Across our other end markets, but primarily in automotive and industrial, we experienced a greater than normal roll-off of revenues from older products in 2005 as compared to 2004. This was partially offset by increases in medical and military/aerospace revenues. The increase in medical revenues was due in part to a full year of revenues from our Dspfactory acquisition in November 2004.

Integrated mixed signal revenue of $393.2 million in 2005 decreased 1% compared with 2004 sales of $397.7 million. In 2005, we saw strong growth in the medical end market for this segment, offset by decreases in the communications end market for the reasons noted above. This segment saw a decrease in average selling prices, due in part to pricing changes, as well as to changes in the product mix, which was partially offset by an increase in unit volume sold, due to greater product offerings with the addition of revenue from the Dspfactory and Flextronics acquisitions.

Structured digital products revenue was $110.4 million in 2005, a decrease of 8% over 2004 revenue of $119.6 million. Increased revenue from the military/aerospace and industrial end markets were offset by decreases in the communications and computing end markets in 2005. This segment saw a decrease in average selling prices, due primarily to changes in the product mix, which was partially offset by an increase in unit volume sold, due to greater product offerings with the addition of revenue from the Flextronics acquisition.

We formerly had a third segment, mixed signal foundry services, which we have combined into the integrated mixed signal products segment.

The following table represents our revenue by region for the years ended December 31:

	2005	2004
North America	42.5%	42.1%
Europe	37.8%	41.3%
Asia	19.7%	16.6%

Gross Profit

Gross profit decreased to $237.2 million, or 47.1% of revenue, in 2005 from $246.3 million, or 47.6% of revenue, in 2004. The decrease in gross profit percentage is a result of decreased utilization of our wafer fabrication facilities, inefficiencies related to the relocation of our test operations in the Philippines and the transfer of our sort operations from Pocatello and Oudenaarde to the Philippines, and a $3.7 million charge related to discussions involving a previous quality issue with one customer.

Operating Expenses

Research and development expenses increased to $87.4 million, or 17.4% of revenue, in 2005 from $77.2 million, or 14.9% of revenue, in 2004. This increase is primarily attributable to higher expenses driven by increased design wins and the associated non-customer funded expenses, as well as incremental expense from the Flextronics acquisition.

Marketing and selling expenses decreased to $39.1 million, or 7.8% of revenue, in 2005 from $43.0 million, or 8.3% of revenue, in 2004. This decrease is due to decreased costs associated with lower sales levels as well as the results of cost reduction efforts, including focusing on the use of internal sales people rather than sales rep firms, partially offset by additional costs related to the Flextronics acquisition.

General and administrative expenses decreased to $28.5 million, or 5.7% of revenue, in 2005 from $28.7 million, or 5.5% of revenue, in 2004. This decrease was primarily due to lower management incentive plan costs in 2005 as our financial performance did not meet the minimum requirements to trigger payments under the plan.

Amortization of acquisition related intangible assets increased to $9.0 million from $1.3 million in 2004. This increase is due to a full year of amortization of intangible assets associated with the Dspfactory acquisition as well as a partial year of amortization of the intangible assets associated with the Flextronics acquisition.

In-process research and development charges were $0.8 million in 2005 related to the Flextronics acquisition compared with $1.5 million in 2004 related to the Dspfactory acquisition.

We recorded a net $5.3 million in restructuring charges in 2005, compared to $7.9 million in 2004. The amounts in 2005 are related to several restructuring plans, including the announced consolidation of our Fab 1 in Belgium and the relocation of our Philippines facility combined with the transfer of our wafer sort operations in the United States and Belgium to our new facility in the Philippines. The amount in 2004 included charges for employee severance and other items as a result of our restructuring program announced in the fourth quarter of 2004. This program included headcount reductions related to the consolidation of our sort operations in the United States and Belgium to the Philippines, as well as other reductions in force resulting from cost containment measures. Following is a summary of the restructuring accrual as of and for the years ended December 31, 2004 and 2005:

	Severance Costs	Lease Termination Costs	Legal Fees and Other Costs	Total
	(in millions)
Balance at January 1, 2004	$0.7	$0.2	$—	$0.9
2004 Expense	7.7	0.2	—	7.9
2004 Paid	(3.4)	(0.1)	—	(3.5)

Balance at December 31, 2004	5.0	0.3	—	5.3
2005 Expense	5.1	—	1.7	6.8
2005 Paid	(4.0)	(0.1)	(1.7)	(5.8)
2005 Reserve Reversal	(1.3)	(0.2)	—	(1.5)

Balance at December 31, 2005	$4.8	$—	$—	$4.8

Operating Income

Operating income decreased to $67.1 million, or 13.3% of revenue, in 2005 compared with $86.7 million, or 16.8% of revenue, in 2004, driven by lower revenues, lower gross profit margin and higher operating expenses, particularly intangible amortization and research and development costs.

Integrated mixed signal products operating income decreased to $44.8 million, or 11.4% of segment revenue in 2005 from $71.7 million, or 18.0% of segment revenue, in 2004. This decrease is attributable to lower revenue levels and lower capacity utilization, which drove higher per unit product costs and a reallocation of resources to support this segment’s design win activity.

Structured digital products operating income increased to $27.6 million, or 25.0% of segment revenue in 2005 from $22.9 million, or 19.1% of segment revenue, in 2004. This increase is attributable to improved product sales mix and a decrease in operating expense due to a reallocation of resources to support integrated mixed signal design win activity.

Net Interest Expense

Net interest expense for 2005 decreased to $13.8 million, compared with $18.6 million in 2004. The lower interest expense was primarily attributable to the redemption of our senior subordinated notes (see further discussion in “Liquidity and Capital Resources”), partially offset by a higher balance on our term loan beginning in September 2005 due to additional financing obtained in conjunction with the Flextronics acquisition.

Other Expense

Other expense in 2005 increased to $34.7 million from $0.7 million in 2004. This increase is primarily due to charges associated with the redemption of our senior subordinated notes in the first quarter of 2005.

Income Taxes

Income tax benefit was $3.1 million in 2005 compared with an income tax expense of $15.0 million in 2004. The effective tax rate for 2005 was not a meaningful number. The effective tax rate was 22% in 2004. The primary reason for recording a tax benefit on positive net income before taxes in 2005 is that there was a loss and a corresponding tax benefit recorded in the U.S. for the year related to our debt refinancing activities in the first quarter, while at the same time there was income and a corresponding tax expense recorded in foreign jurisdictions with lower statutory tax rates. While the income in the foreign jurisdictions more than offset the U.S. losses in 2005, the foreign tax expense was not large enough to offset the U.S. tax benefit. Contributing to the large U.S. tax benefit was a reduction in our valuation allowance for deferred tax assets. Based on projections of taxable income for future periods, we reversed approximately $6.2 million of valuation allowance in 2005 and $6.4 million in 2004. We have reduced our deferred tax assets through the use of a valuation allowance to amounts that are more likely than not to be realized.

Liquidity and Capital Resources

Our principal cash requirements are to fund working capital needs, meet required debt payments, including debt service payments on our senior credit facilities, complete planned maintenance of equipment and equip our fabrication facilities. We anticipate that cash flow from operations, together with available borrowings under our revolving credit facility, will be sufficient to meet working capital needs, interest payment requirements on our debt obligations and capital expenditures for at least the next twelve months. Although we believe these resources may also meet our liquidity needs beyond that period, the adequacy of these resources will depend on our growth, semiconductor industry conditions and the capital expenditures necessary to support capacity and technology improvements.

Our senior credit facilities consist of a $320.0 million senior secured term loan and a $90.0 million revolving credit facility. We made a voluntary $35.0 million prepayment toward the term loan on December 29, 2006, and the remaining balance of the term loan was $279.6 million as of December 31, 2006. The term loan requires principal payments, together with accrued interest, on the last day of March, June, September and December of each year, with the balance due on April 1, 2012. The amortization schedule for the required quarterly principal payments changed due to this prepayment, and the revised required quarterly principal payment amount is now $0.7 million. The interest rate on the senior secured term loan on December 31, 2006, was 6.9%, based on LIBOR +1.5%. The revolving credit facility ($40.0 million of which may be in the form of letters of credit) is available for working capital and general corporate purposes.

These credit facilities require us to maintain a consolidated interest coverage ratio and a maximum leverage ratio and contain certain other nonfinancial covenants, all as defined within the credit agreement. The facilities also generally restrict payment of dividends to parties outside of the consolidated entity. We were in compliance with these covenants as of December 31, 2006. We anticipate continuing to be in compliance with these covenants in the first quarter of 2007.

We generated $93.8 million in cash from operating activities in 2006, compared to $56.2 million in cash from operating activities in 2005. This increase in operating cash flow was primarily due to increased net income in 2006 and less cash used for working capital.

Other significant sources and uses of cash can be divided into investing activities and financing activities. During 2006 and 2005, we invested in capital equipment in the amounts of $51.2 million and $34.5 million, respectively. See “Capital Expenditures” below. During 2006, we paid an aggregate of $27.0 million for the acquisitions of Starkey Laboratories’ integrated circuit design center and the ULP 6T SRAM and medical SOC ASIC businesses of NanoAmp Solutions, Inc. During 2005, we paid cash of $138.5 million for the Flextronics Acquisition, of which $110.0 million was financed by increasing our credit facility.

During 2006, we used net cash from financing activities of $35.5 million, due primarily to prepayments toward long-term debt, partially offset by issuance of common stock upon exercise of stock options. During 2005, we generated net cash from financing activities of $63.6 million, due primarily to the addition of $110.0 million to our term loan in the third quarter of 2005 to finance the Flextronics Acquisition, partially offset primarily by lowering our long-term debt by $43.2 million in conjunction with the redemption of our 10 3/4% senior subordinated notes and the refinancing of our senior credit facilities.

Capital Expenditures

During 2006, we spent $51.2 million for capital expenditures, compared with $34.5 million in 2005. Capital expenditures for 2006 focused on expanding the capacity of Fab 2 in Belgium to compensate for the planned closure of Fab 1, upgrading testers and handlers in our test operations and other equipment and facility upgrades. Our annual capital expenditures are limited by the terms of the senior credit facilities. We believe we have adequate capacity under our senior credit facilities to make planned capital expenditures.

Off-Balance Sheet Arrangements

Other than operating leases for certain equipment and real estate, purchase agreements for certain chemicals, raw materials and services at fixed prices or similar instruments, we have no significant off-balance sheet transactions and we are not a guarantor of any other entity’s debt or other financial obligations. None of these off-balance sheet arrangements is likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations and Contingent Liabilities and Commitments

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2006.

Cash Payments Due by Period

	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
	(in millions)
Total long-term debt	$279.6	$2.8	$5.6	$5.6	$265.6
Operating leases	41.0	8.1	12.9	6.9	13.1
Purchase obligations	11.2	2.8	5.6	2.8	—
Other long-term liabilities	8.1	2.8	4.6	0.7	—

Total contractual cash obligations	$339.9	$16.5	$28.7	$16.0	$278.7

Recent Accounting Pronouncements

In February 2007, the FASB Issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115.” This standard permits entities to choose to measure many financial instruments and certain other items at fair value and provides the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This standard is effective for fiscal years beginning after November 15, 2007. We have not yet determined the impact, if any, this guidance will have on our results of operations or financial position.

In October 2006, the FASB issued FSP 123(R)-5, “Amendment of FASB Staff Position FAS 123(R)-1.” FSP 123(R)-5 amends FSP 123(R)-1 for equity instruments that were originally issued as employee compensation and then modified, with such modification made solely to reflect an equity restructuring that occurs when the holders are no longer employees. We do not expect the adoption of FSP 123(R)-5 to have a material impact on our financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles in the United States, and expands disclosure requirements for fair value measurements. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet determined the impact, if any, this guidance will have on our results of operations or financial position.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN No. 48), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting and disclosure for uncertainty in income taxes recognized in an enterprise’s financial statements. The Statement prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return to reduce diversity in practice. This interpretation is effective for fiscal years beginning after December 15, 2006. In the quarter of adoption, companies will be required to record the impact of adoption of FIN No. 48 to shareholders’ equity. At this time, we do not expect the implementation of FIN No. 48 to have a material effect on our financial statements.

THE COMPANY

Overview

We are a leader in the design and manufacture of customer-specific mixed signal semiconductor products. We focus on the automotive, medical, industrial, communications and military and aerospace markets where there is a significant need for electronic products to interact with the real world through analog signals, such as light, heat, pressure, power and radio waves. These analog signals are captured, processed, controlled and converted into digital signals by mixed signal semiconductors provided by us. Our integrated mixed signal products combine analog and digital circuitry on a single integrated circuit, or IC, to perform functions that range from monitoring of human heart rates to determining air pressure in a tire.

Many of our products are customer-specific and are developed according to customers’ specifications and requirements. We work closely with our customers to design and manufacture custom ICs that enable them to offer more competitive and differentiated products. We have been supplying many of our customers for over ten years and our current customers include industry leaders such as Alcatel, General Electric, Hella, Hewlett Packard, Medtronic and Siemens. We believe we are the sole-source provider for the majority of our integrated mixed signal products and due to the nature of our products and the markets we serve, we estimate our average product life to be eight to ten years.

Industry Background

Semiconductors are critical components that serve as fundamental building blocks in a broad array of electronic products. Continuous technological development has enabled semiconductor suppliers to offer more feature rich yet lower cost products. As electronic products continue to penetrate most aspects of daily life, semiconductors are playing an increasingly more important role in our target automotive, medical, industrial, communications and military and aerospace markets. Electronic products in these markets use semiconductors to interface with the real world, which monitor, sense, control and communicate between digital and analog environments. For example, in the automotive sector, semiconductors are used to enhance vehicle performance and safety as well as provide real time diagnostic information. In the medical sector, semiconductors are used to improve the quality of medical imaging and patient treatment and diagnostics as well as to enable high performance implantable and portable devices such as pacemakers, glucose monitors and hearing aids. In the industrial sector, semiconductors are used to augment the performance of a broad range of products, including security systems, home appliances and automation equipment. Similar fundamental functions are enabled by mixed signal semiconductors in military, aerospace and communications markets.

Designers of electronic systems can choose to custom design the functionality of semiconductors they use or choose from standard or application-specific products available in the market. In any case, electronic system designers rely on the technical, system-level design and manufacturing expertise of their semiconductor suppliers to implement their desired functionality in semiconductor products.

According to Gartner, in 2005 worldwide revenues from semiconductors used in the automotive, industrial/medical and military/aerospace markets were $40.3 billion, representing 17.2% of total semiconductor industry revenues. Application-specific integrated circuits, or ASICs, which we refer to as custom or customer-specific products, and application-specific standard products, or ASSPs, targeted for applications within these markets generated revenues of $7.6 billion in 2005 and are estimated to reach $12.5 billion in 2010, representing a 10.4% compound annual growth rate. We believe this growth is driven both by the unit growth in end products and the increasing semiconductor content in these products.

Our Solution

We provide complete solutions to our customers through both custom and application-specific standard products and manufacturing services. We believe we add value through our differentiated silicon manufacturing process technologies, our ability to design complex, highly integrated products, our system level and end market expertise, our commitment to quality and support for our customers’ products throughout their product lives. We consider our core technical capabilities to include the following:

•

“Smart power technology,” which involves integration of computing, accurate sensing and high voltage control capabilities in semiconductors that can operate in rugged high voltage or high temperature environments. Many devices in automotive and industrial applications operate under high voltage or in high temperatures and we leverage our smart power capabilities to offer industry leading high voltage system-on-chip, or SoC devices.

•

Low power signal processing, which involves integration of analog and digital circuitry to sense, capture and process data in low power, battery operated environments. We believe we offer one of the lowest power digital signal processors, or DSPs, available in the market. This technology is broadly applicable to a growing number of applications in the medical, industrial and other of our end markets.

•

Structured digital conversion, which involves conversion of programmable semiconductors, also known as field programmable gate arrays, or FPGAs, into application-specific integrated circuits that are lower cost and that have a smaller footprint. Our conversion capabilities leverage our intellectual property block libraries, circuit design expertise and optimized manufacturing flow to provide our customers low cost digital products that enable them to improve profitability, performance and increase reliability, as compared to a standard cell offering, as their products ramp in volume.

Our Strengths

We apply our strengths to enhance our position as a leading supplier of customer-specific mixed signal semiconductor products. We consider our key strengths to include the following:

•

We have expertise in developing high quality semiconductor products for demanding applications.    Many of our products operate in harsh environments characterized by heat, vibration, radiation and other conditions. At the same time, many of them are used in critical applications and must meet very high reliability standards. Through more than 40 years of experience, we have acquired capabilities to design and manufacture products with increasingly more features and improved functionality while maintaining exceptionally high quality and reliability.

•

We enable our customers to differentiate their products.    Our products are the result of close collaboration with our customers and our thorough knowledge of our customers’ end markets. Together with our customers, we work to design our customers’ and our own intellectual property, and our design and manufacturing know-how into our semiconductor components to facilitate the differentiation of our customers’ products in the marketplace.

•

We offer complete solutions to our customers.    We help our customers take advantage of our design expertise, proven manufacturing process technology, re-usable intellectual property and flexible manufacturing facilities to reduce their time to market. We utilize our system architects and our end market experience to optimize our product designs to meet our customers’ needs.

•

We have leading market positions in our target markets.    We believe our strong market position is important for winning and retaining key customers and we are focused on increasing our share of the addressable market.

According to Gartner, we were ranked fourth in 2005 for worldwide automotive ASIC vendor revenue with an 8.9% market share. We ranked number three in terms of vendor revenue in the combined industrial/medical ASIC vendor market with a 9.4% market share. In the military/aerospace ASIC segment, we ranked second in terms of worldwide vendor revenue with a 15.4% market share.

We also believe we have leading capabilities in FPGA conversions. We are leveraging our strong position in our end markets to broaden our offering of ASSPs for these markets, and we believe we are one of the leading providers of ASSPs to the medical market today.

Our Strategy

Our goal is to be the leading supplier of application-specific mixed signal semiconductor products in our target markets. To accomplish this goal, we intend to:

•

Leverage our integrated mixed signal capabilities and systems-level knowledge to further penetrate our target markets.    We intend to continue to leverage our core competency of developing solutions for extreme environments such as high temperature and high voltage, along with our mixed signal engineering capabilities, our intellectual property and systems-level understanding of the electronic products our customers are developing to enable our customers to introduce market-leading, differentiated products. Today, we help our customers address the challenges they face in our target markets with higher functionality, smaller form factor, lower power, improved price for performance and faster time-to-market products. We are continuing to build new mixed signal and system-on-chip building blocks and process technologies to keep our customers at the leading edge of product functionality.

•

Continue to streamline our operations to improve efficiency and profitability.    Our business has grown through acquisitions and new product and service introductions. We intend to heighten our focus on streamlining our operations to drive efficiencies and higher profitability. Most recently, we announced a restructuring plan to consolidate our design centers worldwide and reduce our headcount by 80 to 85 people. We are also implementing plans to improve our fab utilization through closure of our older generation 4-inch fab, and to improve our backend costs by consolidating our backend processing in our in-house facility in the Philippines.

•

Continue to expand our ASSP portfolio to complement our customer-specific product design capabilities.    We are implementing an initiative to leverage our existing intellectual property, end market knowledge and semiconductor design capabilities to expand our ASSP offerings. We believe this will help us capture more benefit from our research and development spending, while offering a broader product portfolio and faster time to market for our customers. While an ASSP may generate less revenue per design win than a customer-specific product, ASSPs can be sold to multiple customers without significant incremental research and development spending. ASSPs also contain higher intellectual property content that we develop internally and can therefore, allow for better return on research and development investment. We aim to increase the share of our revenue that is derived from ASSPs and we believe that successful implementation of this strategy can improve profitability.

•

Continue to increase value added to our customers by offering complete solutions.    We offer our customers design assistance, proprietary intellectual property implemented in both customer-specific and application-specific standard products and manufacturing services. By offering complete solutions and value added services, we believe we differentiate ourselves from competitors who have not been focused on our target markets as long as we have been or are not willing to accommodate customers’ demands in the level of volumes or length of product lifecycles that we are focused on.

•	Pursue growth through targeted acquisitions. During the last few years we have completed several acquisitions including the Mixed Signal Business of Alcatel Microelectronics,

Flextronics Semiconductor Business, Dspfactory, Starkey Laboratories’ design center and NanoAmp Solutions. We intend to continue evaluating acquisition opportunities that we believe will improve our market presence and add intellectual property or technical capabilities in our target markets.

The Company and History

We are a holding company and conduct all our business operations through AMI Semiconductor, Inc., our wholly-owned subsidiary, and its subsidiaries. We were incorporated in Delaware in 1988. Our headquarters are located in Pocatello, Idaho, and we have wafer fabrication facilities in Pocatello, Idaho and Oudenaarde, Belgium, as well as test operations in Calamba, the Philippines.

Our predecessor company was founded in Santa Clara, California in 1966 as American Microsystems, Inc., to design and manufacture analog and mixed signal integrated circuits. In the 1980s, American Microsystems shifted its focus to the design and manufacture of mixed signal and digital custom integrated circuits and, in 1985, entered the digital conversion ASIC business when it completed its first significant conversion project. American Microsystems was acquired by Gould, Inc. in 1982, which in turn was acquired by a company now known as Nippon Mining Holdings, Inc. in 1988. Between 1988 and 2000 our predecessor operated at various times as a division of Nippon Mining and a subsidiary of GA-TEK, which was also a subsidiary of Nippon Mining. We refer to GA-TEK as our former parent. In 2000 our division was spun out into a subsidiary, and in December 2000 the subsidiary, Nippon Mining and new investors engaged in a recapitalization transaction pursuant to which the subsidiary was renamed AMI Semiconductor, Inc., and became our wholly-owned subsidiary. In June 2002, we acquired the mixed signal business of Alcatel Microelectronics NV from STMicroelectronics NV. We refer to this as the MSB acquisition. That same year, we acquired Microsemi’s Micro Power Products group. Those acquisitions provided us with new capabilities in mixed signal technology, including high- voltage analog CMOS processes as well as the beginnings of our ultra low power capability. In September 2003, we completed an initial public offering. In November 2004, we acquired Dspfactory Ltd. (Dspfactory), a leader in ultra-low power digital signal processing technology for digital hearing aids and other low-power applications. We refer to this as the Dspfactory acquisition. This acquisition boosted our ultra-low power intellectual property and design capability and provided us with in-house signal processing experts. In September 2005, we acquired the semiconductor business of Flextronics International USA Inc. and certain of its affiliates, which specializes in custom mixed signal products, image sensors and digital application-specific integrated circuits including field programmable gate array conversion products. We refer to this as the Flextronics acquisition. To further strengthen our ultra-low power capability, we purchased certain assets of Starkey Laboratories’ integrated circuit design center in July 2006 (the Starkey acquisition) and we acquired certain assets and assumed certain liabilities of the Ultra-Low Power (ULP) six-transistor (6T) SRAM and medical System-on-Chip (SOC) businesses of NanoAmp Solutions, Inc., in September 2006 (the NanoAmp acquisition).

Products and Services

Our products and services are organized into two reportable segments: integrated mixed signal products and structured digital products. Through these segments, we provide our customers semiconductor products, manufacturing services for customer-designed semiconductor products and structured digital cost optimization platforms. See note 19 to the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated by reference in this prospectus for information by geographical area. Because we have significant foreign sales and operations and intend to expand our global presence, we are subject to political, economic and other risks we would not face in a domestic market.

Integrated Mixed Signal Products (77.8% of 2006 revenue)

We design and manufacture complex, application-specific, integrated mixed signal semiconductor products. We provide a full range of products and manufacturing services to our customers, including customer-specific mixed signal ICs and ASSPs. We work closely with our customers throughout the design period, typically lasting from six to 36 months, which allows us to establish long-term working relationships with them. Our integrated mixed signal products combine analog and digital functions on a single chip to form either a customer defined system-level solution specific to the customer’s application or, increasingly, ASSPs which can be used in many different applications by many different customers.

Customer-Specific Integrated Mixed Signal ICs.    We help our customers design and manufacture mixed signal ICs custom designed for their applications, which typically require our semiconductors to interface to an analog sensor, digitize the signal captured by the sensor, mathematically process the digitized signal and then activate one or more control outputs based on the results of the signal processing. The proliferation of sensors and the requirement to interface with those sensors in our target markets are driving the growing need for integrated mixed signal products we provide.

We also provide customer-specific mixed signal ICs through the use of analog array technology. Analog arrays use proven blocks of circuitry, such as amplifiers, capacitors, data converters, non-volatile memory, temperature sensors, oscillators, and voltage references, as custom interconnect layers to produce finished semi-custom products. Analog arrays enable us and our customers to quickly develop a semi-custom mixed signal product at the lowest possible design cost.

Integrated Mixed Signal ASSPs.     The ASSPs that we have developed are targeted towards applications in our core markets and often complement our custom designs. For example, our line of wireless transceivers is often sold into a particular application together with a custom product. The pairing allows us to optimally design the custom product to take advantage of our internal standard product know-how. Among the ASSPs we have developed are our line of low power audio DSPs for audio and medical applications, in-vehicle network transceivers for automotive communication applications, motor control products for automotive and industrial applications, and low-data-rate wireless transceivers for industrial communications.

We also provide contact image sensors, also called linear image sensors, which are found in printers, scanners, ambient light sensors, optical mice, finger print sensors and other similar applications. Our imaging products include contact image sensor ICs and modules and self-scanned, linear photodiode arrays.

Our typical integrated mixed signal IC products include the following building blocks and functions:

Sensor Interfaces.    Our mixed signal ICs interpret and manipulate analog signals captured by sensors, which transform real world stimuli, such as temperature and pressure, into analog electrical signals. The proliferation of sensors and the requirement to interface with those sensors have expanded the market for integrated mixed signal products which can accurately interpret the outputs from the sensors and process them using digital control circuitry. Sensor and interface circuits often operate at voltage levels that are ten to twenty times lower than the voltage levels needed to power the IC. Bridging between high and low voltages represents a challenge to a typical semiconductor manufacturer. We specialize in developing smart power, low-noise sensor interfaces that enable our customers to create sensor products that are small in size, consume less power and can operate in high voltage environments, which are key attributes in the automotive and industrial markets. In the automotive field, we have worked with large automotive customers to provide sensor interfaces for angular position sensing, used in applications such as steer-by-wire or throttle position sensing, as well as in emerging applications for stability control, which utilize our digital signal processing technology and smart power circuits for alternator applications. In the medical diagnostics field, we have worked with customers to develop integrated mixed signal solutions for high volume applications, such as blood glucose monitoring, hearing aids and imaging.

Control Circuits.    Most equipment in the automotive and industrial markets operates in high voltage environments. Digital semiconductors usually operate in low voltage environments. We have developed specialized design skills and manufacturing process technologies that enable us to provide control function semiconductors that reliably and effectively interface with high voltage levels. We call the blend of high voltage and low voltage capabilities our “smart power” technology. This technology allows us to add a logic compute core, such as microprocessor, on the same IC as the high voltage circuits that the core must control and communicate with. Our integrated mixed signal high voltage control products can amplify, condition and regulate analog signal inputs and outputs ranging from five to 100 volts. Utilizing our proprietary design techniques and proprietary high voltage manufacturing processes, we can create cost-effective, energy efficient single chip solutions for high voltage systems. High voltage control applications include headlamp drivers and motor control for positioning of headlamp systems for automotive suppliers, as well as equipment and circuit control for industrial suppliers.

Communications and Signal Processing Circuits.    We implement low data rate wireless functionality in our ICs that enable digital data to be sent over moderate distances using a low power connection. Low data rate solutions are widely used in the automotive, medical and industrial markets. These markets are not addressed by the relatively high cost, high power consumption, high data rate wireless products, such as those used in wireless phones. Our products are optimized for low cost and low power and are used by customers in applications such as wireless home security and keyless entry. We also offer wired communication products for such applications as in-vehicle control and industrial networking. Our digital signal processing technology is another key building block we implement in our products. Our ultra-low power digital signal processing technology is primarily designed for ultra-low power applications such as hearing aids, wireless headsets and other medical applications, which rely on extended battery life and low background noise enabled by our technology.

Structured Digital Products (22.2% of 2006 revenue)

Many electronic system designers who are our customers, use programmable digital semiconductors, also known as FPGAs, in the initial stages of product definition and market introduction. The cost of such devices is typically higher than the cost of a fixed function application-specific IC. To address the rising costs associated with FPGAs and digital semiconductor design and manufacturing in general, we offer our structured digital products to customers who are looking to optimize their costs and size of their semiconductor devices in a short timeframe. We focus on opportunities in the mid-range of volume requirements with intermediate degrees of design complexity. We believe our structured digital products and associated conversion services offer customers lower per unit cost, higher levels of integration, higher reliability, greater processing speed and lower power consumption. We have been an innovator in the digital conversion market since 1985 and have created many methodologies and software tools that have enabled us to develop a leading position in this market. Our technologies enable us to compete using lithographies two to three process generations behind those being used by FPGA manufacturers. In 2006, we started work on our first design at 0.13 micron. Our structured digital products are used in a wide variety of applications that vary in complexity, including communications infrastructure, medical imaging, automotive and consumer applications.

Our XPressArray™ product platform became commercially available in 2003. In 2004, we launched the next generation of this conversion technology, XPressArray™-II. Our XpressArray™-II product platform allows our customers to convert FPGAs into cost-effective structured digital products with higher performance and efficiency using our proprietary architecture, design software, processes and manufacturing expertise. We have specifically focused our design efforts and intellectual property in the XpressArray™-II product platform to enable rapid and accurate conversion from an FPGA to our product so that it will perform seamlessly in a system initially designed with an FPGA.

We use Taiwan Semiconductor Manufacturing Company’s, or TSMC’s, 0.15 micron process technology to manufacture elements common to each XpressArray™-II product. Custom functionality is achieved using our internal, low-cost 0.35 micron and 0.25 micron technologies to create the final circuit connections through metalization. This unique hybrid manufacturing approach enables a product that has very fast time-to-market, because of our flexible internal manufacturing capabilities, and low cost, due to the use of significantly fewer expensive semiconductor photomasks when compared to a typical custom digital product. We believe our XPressArray™-II product platform provides our customers with significant reductions in development time and low engineering costs while decreasing their semiconductor per unit costs considerably.

Customers, Markets and Applications

The following table sets forth our principal end markets, the percentage of revenue for 2006 in each end market and some specific applications for our products during 2006:

End Markets	Automotive	Industrial	Medical	Communications	Military and Aerospace	Computing, Consumer and Other
Percentage of revenue for 2006	24.2%	26.7%	16.3%	11.4%	7.4%	14.0%

Applications	In-vehicle sensors Engine management Headlight controls Stability control Airbags	Industrial networking Circuit protection Wireless security Energy metering	Medical imaging Pacemakers Blood glucose monitor Hearing aids Defibrillators	Broadband analog Wireless base stations Switches Routers	Cockpit displays Guidance systems Munitions Infrared imaging	Printers Power management Storage systems

In 2006, 2005 and 2004, our 30 largest customers accounted for 60.4%, 64.4% and 65.8% of our revenue, respectively. Our three largest customers accounted for the following percentage of revenue for the years indicated:

Customer	2006	2005	2004
Hella	8.3%	7.2%	6.7%
Siemens	5.9%	5.9%	5.6%
Alcatel	5.7%	5.7%	6.5%

Sales, Marketing and Distribution

We sell our products primarily through direct sales personnel and independent sales representatives. In 2006, approximately 97% of our sales were made to original equipment manufacturers or their electronic manufacturing service providers. Approximately 3% of our 2006 sales were made to distributors. As we continue to develop our ASSP product catalog, distributors are expected to have our increasing role in addressing the broader applicable customer base for these products. Contracts with our independent sales representatives and our distributors are usually terminable by either party on relatively short notice.

We believe that maintaining a technically competent and highly focused group of direct sales personnel supported by independent sales representatives is the most efficient way to serve our current customers and to develop and expand our markets and customer base worldwide. Our direct sales organization includes regional sales managers, field application engineers and account managers. Our direct sales personnel are divided geographically throughout North America, Europe and the Asia Pacific region to provide localized technical support. We have strategically located our sales and technical support offices near concentrations of major customers. As of December 31, 2006, we had 71 direct sales personnel, of which 30 covered North America, 26 covered Europe and 15 covered the Asia Pacific region.

We use our independent sales representatives network to distribute our products, except for mixed signal foundry services, primarily in North America and the Asia Pacific region, and for a small percentage of our sales in Europe. Our direct sales personnel support independent sales representatives by regularly calling on existing and prospective customers. During 2006, 2005 and 2004 we derived approximately 26.3%, 32.7% and 39.2% respectively, of our revenue from independent sales representatives. Independent sales representatives in North America do not offer other products that compete directly with our products.

We maintain a dedicated marketing organization, which includes product marketing and strategic marketing in our business units and segment marketing and field applications engineers located in offices around the world where they can be close to our customers’ locations.

Generally, orders flow from the customer directly to us or, in the case of North America, to one of our independent sales representatives. Our independent sales representatives do not normally carry any product inventory. Most products are shipped from our warehouse in Calamba, the Philippines, to our customers worldwide.

Research and Development

As an integrated device manufacturer, our basic strategy is two-fold: we must leverage our in-house analog CMOS process technologies as well as develop intellectual property to use those processes. We invest in three core technologies that underpin most of the ICs we produce. We believe that these technologies provide us with competitive advantages versus other semiconductor companies. The technologies are analog/mixed signal processes, intellectual property and design skills, especially for applications that require interfacing with high voltages (5V to 100V); ultra-low power mixed signal IC design, especially for applications that require digital signal processing; and FPGA conversion intellectual property and design.

Our expenditures for research and development for 2006, 2005 and 2004 were $104.6 million, $87.4 million and $77.2 million, respectively, representing 17.3%, 17.4% and 14.9%, of revenue in each of the respective periods.

During 2005, we reorganized and decentralized our product development organization, resulting in each segment controlling its respective product development activities. Our research and development efforts focus on design methodology, intellectual property and process technology for integrated mixed signal and structured digital products. We have continued to improve our manufacturing processes, design software and design libraries. We also work closely with our major customers in many research and development activities, including joint intellectual property development, to increase the likelihood that our products will be more easily designed into our customers’ products and consequently achieve rapid and lasting market acceptance. Areas of focus in intellectual property development include developing our library of microcontroller, motor control, data conversion, high voltage (including flash memory), wireless, low power and digital signal processing building blocks.

Intellectual Property

We rely on a combination of patent, copyright, maskwork rights, trademark and trade secret laws and contractual restrictions to establish the proprietary aspects of our business and technology across our principal product groups. As of December 31, 2006, we held 108 U.S. patents and 111 foreign patents. We also had over 100 patent applications in progress. The patents are based primarily on circuit design and process techniques. Our patents have a typical duration of 20 years from application date. By the end of 2007, approximately 3% of the patents we currently have will be expiring. We do not expect this to have a material impact on our results, as these technologies are not revenue producing and we will be able to continue using the technologies associated with these patents. Pending patent applications or other applications that may be filed may not result in issued patents. In addition, issued patents may not survive challenges to their validity. However, we believe that the loss of any one of our patents would not materially affect our business. We have licensed our design libraries and software to selected customers to design products that are then manufactured by us. We may also license technology from third parties to incorporate into our designs.

As part of the Dspfactory acquisition, we acquired 16 U.S. and foreign patents and 19 patent applications. As part of the Flextronics acquisition, we acquired 13 U.S. and foreign patents and seven patent applications. As part of the Starkey acquisition, we acquired two U.S. patents and three patent applications. As part of the NanoAmp acquisition, we acquired 18 U.S. patents.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. As is typical in the semiconductor industry, from time to time we receive communications from third parties asserting rights under patents that cover certain of our technologies and alleging infringement of certain intellectual property rights of others. We expect to receive similar communications in the future. In the event that any third party had a valid claim against us or our customers, we could be required to:

•	discontinue using certain process technologies which could cause us to stop manufacturing certain semiconductors;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology which may not be available on commercially reasonable terms, if at all.

We were named as a defendant in a complaint filed on January 21, 2003, by Ricoh Company, Ltd. in the U.S. District Court for the Northern District of California alleging infringement of a patent owned by Ricoh.

Manufacturing

We manufacture wafers at our 5-inch fab and an 8-inch fab located in Pocatello, Idaho, and our 4-inch fab and a 6-inch fab located in Oudenaarde, Belgium. Our wafer fabrication technology is based on CMOS, BiCMOS and high voltage processes. During the third quarter of 2005, we announced the intended closure of our 4-inch wafer fabrication facility in Oudenaarde, Belgium. Due to strong demand for products manufactured in that fab, its closure has been delayed until the first half of 2008.

Our integrated mixed signal products customers do not typically require us to maintain process technologies below 0.35 micron. As a result, our capital expenditure requirements are often less as a percentage of revenue as compared to purely digital semiconductor companies, which invest in higher cost process technologies below 0.35 micron. We purchase from TSMC 0.15 and 0.13 micron CMOS wafers that we use in our various product platforms.

In addition to TSMC, we procure fabricated wafers from third-party foundries, such as Samsung, X-Fab, Chartered Semiconductor, UMC and Supertex. During 2005, we announced a joint development and foundry agreement with Magnachip Semiconductor, Ltd., for the development and manufacture of 0.18 micron CMOS technology for low power medical applications. Purchases under this agreement are expected to begin in 2008.

The table below sets forth information with respect to our wafer fabrication facilities, products and technologies:

Location	Products/Functions	Installed Annual Equipment Capacity (1)		Wafer Diameter
Pocatello	CMOS Wafers, 0.6 micron and above, 2 to 3 metal levels	130,000		5”
Pocatello	CMOS Wafers, 0.35 micron to 0.8 micron, 2 to 5 metal levels	78,000	(2)	8”
Oudenaarde	BiCMOS Wafers, 1 micron, 2 metal levels	130,000		4”
Oudenaarde	BiCMOS Wafers, 0.35 micron to 1 micron, 2 to 5 metal levels	112,000	(3)	6”

(1)	Wafers per year.
(2)	By adding additional equipment, production capacity at our 8-inch fab could be increased to 225,000 wafers per year.
(3)	By adding additional equipment, production capacity at our 6-inch fab could be increased to 175,000 wafers per year.

Fabricated wafers are transferred to third party facilities for packaging and returned to us. We perform wafer and packaged die testing primarily at our facility in Calamba, the Philippines. In 2005 and before, we performed testing at our 85,600 square foot facility in Manila, which was established in 1980. Beginning in the second quarter of 2005, we began relocating these activities to a new 129,000 square foot facility in Calamba, the Philippines. As of March 1, 2006 we closed the Manila facility and now perform all of our testing activities at the new facility. We also outsource back-end packaging and testing to a number of subcontractors in Asia, including Amkor, ASE, STATSChipPac and AIT.

Our manufacturing processes use many raw materials, including silicon wafers, copper lead frames, molding compounds, ceramic packages and various chemicals and gases. We obtain raw materials and supplies from a large number of sources. Although supplies of raw materials are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

Our manufacturing groups also go through stringent certifications to support our focus on our target markets of automotive, medical, industrial, military and aerospace, and communications. These markets have very demanding requirements for quality and reliability. The following standards require third party auditing to receive certification. We believe we were the first semiconductor company to independently certify to the MIL-PRF-38535 QML standard. In 2002 we believe we became the first pure-play custom integrated circuit manufacturer to attain certification to the telecom TL9000 R3 standard. We became an ISO9000 certified company in 1994, received the QS9000 automotive certification in 1997, a STACK-certified supplier in 2000 and certified since 2003 to the worldwide automotive ISO TS16949:2002 standards. We have also been certified to the ISO14001:1996 environmental standard since 2004, and earned several government-sponsored quality awards.

Backlog

Reported backlog represents products forecasted or scheduled to be delivered under written purchase orders within six months. Backlog is influenced by several factors, including market demand, pricing, customer order patterns and changes in product lead times. Backlog may fluctuate from booking to time of delivery to reflect changes in customer needs or industry conditions. Once manufacturing has commenced, orders generally are not cancelable. In addition, because customers already have invested significant time working with us (typically from six to 24 months before production of a custom semiconductor) and have incurred the non-recurring engineering fee in full before production begins, customers generally have given careful consideration to the orders they place, and generally do not cancel orders. However, backlog may not ultimately be realized as revenue. Six-month backlog was $158.2 million as of December 31, 2006 and $137.6 million as of December 31, 2005. The increase was driven by improved demand for our products.

Backlog should not be taken as an indicator of our anticipated revenue for any particular future period. Line items recorded in backlog may not result in revenue within six months for several reasons, including: (a) we, for various reasons, may be unable to ship certain customer orders within the specified time frame promised; (b) customer order delivery dates may be delayed to a subsequent period by our customers; and (c) customer orders may be cancelled at our customers’ request. These factors may be offset by both (a) new customer orders that are booked subsequent to the backlog reporting date and delivered to the customer within six months and (b) customer orders with anticipated delivery dates outside six months and subsequently shipped sooner than originally anticipated. The amount of revenue recognized in excess of backlog during any six-month period varies and depends greatly on overall capacity in the semiconductor industry and capacity in our manufacturing facilities. We do not routinely monitor the extent of backlog cancelled, pushed out for later delivery or accelerated for earlier delivery.

Seasonality

Generally, we are affected by the seasonal trends of the semiconductor and related electronics industries. However, we believe our revenues are less susceptible to seasonality than some other semiconductor companies because of a lower concentration of revenues in the communications, computing and consumer markets, which are generally considered to be more cyclical in nature than our target markets of automotive, medical and industrial. Typically, revenues are lower in the fourth and first quarters of the year, and higher in the second and third quarters. In 2006, we experienced sequential growth in revenues in the first three quarters of 2006. Normal seasonality returned as revenues declined in the fourth quarter. Specific conditions in any given year, such as inventory corrections, increases and decreases in customer demand, new end-market product cycles or economic or political events, can override seasonal trends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Competition

We compete in highly competitive markets. As the semiconductor industry continues to mature, we expect our competition to intensify. The value we provide our customers includes our unique process technologies, our ability to design complex, highly integrated products, our commitment to quality and our commitment to support our customers’ products throughout their product lives. Although no one company competes with us in all of our product lines, we face significant competition for products in our two business areas from domestic, as well as international companies. Some of these companies have substantially greater financial, technical, marketing and management resources than we have.

Our integrated mixed signal product competitors include larger diversified semiconductor suppliers, such as STMicroelectronics and Texas Instruments, and smaller end market focused suppliers, such as Elmos, Zarlink and Gennum. The principal markets we serve in this segment are automotive, medical and industrial. In the automotive and industrial markets, we believe we are the fourth-largest and third-largest supplier of custom analog and mixed signal products, respectively. In the medical market, we believe we are one of the leading suppliers of custom and application-specific analog and mixed signal products.

In our integrated mixed signal products segment, we compete with other customer-specific semiconductor solutions providers based on design experience, manufacturing capability, depth and quality of mixed signal intellectual property, the ability to service customer needs from the design phase to the shipping of a completed product, length of design cycle, longevity of technology support and sales and technical support personnel. In our structured digital products segment, we compete with programmable digital logic product suppliers on the basis of chip size, performance and production costs. Our ability to compete successfully depends on internal and external variables, both within and outside of our control. These variables include, but are not limited to, the timeliness with which we can develop new products and technologies, product performance and quality, manufacturing yields and availability, customer service, pricing, industry trends and general economic trends.

Altera and Xilinx are our principal competitors for our structured digital products where the primary business is conversion of FPGAs into structured digital products. We believe we have market leading capabilities in FPGA conversions.

In addition, companies such as Maxim, Microchip, Linear Technology, LSI Logic and IBM have skills and base capabilities similar to ours but we do not generally compete with these companies on a direct basis.

SELLING STOCKHOLDERS

We are registering for resale 17,000,000 shares of our common stock, assuming no exercise of an overallotment option by the underwriters. Prior to this offering, the selling stockholders owned approximately 40,845,819 million shares, or 46.3%, of our issued and outstanding stock. Accordingly, after completion of this offering and assuming the underwriters do not exercise their option to purchase additional shares, affiliates of the selling stockholders will own approximately 23,845,819 million shares, or 27.0%, of our issued and outstanding common stock.

The following table sets forth the name of the selling stockholders, the number of shares and percentage of our common stock beneficially owned by the selling stockholders as of March 13, 2007, the number of shares of common stock that may be offered for resale for the account of the selling stockholders under this prospectus and the number and percentage of shares to be beneficially owned by the selling stockholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling stockholders).

	Shares Beneficially Owned Prior to Offering(1)		Number of Shares Being Offered(1)	Shares Beneficially Owned After Offering(2)
Name	Number	Percent(3)		Number	Percent(3)
Francisco Partners(4)	20,496,580	23.2%	8,500,000	11,996,580	13.6%
CVC(5)	20,349,239	23.1%	8,500,000	11,849,239	13.4%

(1)	For purposes of calculating beneficial ownership, shares of common stock which may be issued to that holder within 60 days of March 13, 2007 are deemed to be outstanding. The actual number of shares of our common stock offered hereby and included in the registration statement of which this prospectus is a part includes such additional number of shares of common stock as may be issued or issuable upon exercise of the warrants, or by reason of any future stock splits, stock dividends or similar transactions involving our common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act.
(2)	Assumes the sale of all shares offered in this prospectus and no other purchases or sales of our common stock.
(3)	Applicable percentage of ownership is based on 88,171,454 shares of our common stock outstanding on December 31, 2006.
(4)	Shares are owned beneficially and of record by FP-McCartney, L.L.C. (“FP-McCartney”). Based on a Schedule 13G jointly filed on February 23, 2005 by FP-McCartney, Francisco Partners, L.P. (“Francisco Partners”) and Francisco Partners GP, LLC (“Francisco GP”), Francisco Partners is the managing member of FP-McCartney and Francisco GP is the general partner of Francisco Partners.
(5)	Based on a Schedule 13G jointly filed on February 14, 2007, as of December 31, 2006, shares were beneficially owned by Citigroup Venture Capital Equity Partners, L.P. (“Equity Partners”), CVC Partners, LLC (“CVC Partners”), Citigroup Venture Capital GP Holdings, Ltd. (“CVC GP Holdings”), Court Square Capital Limited (“Court Square”), Citicorp Banking Corporation (“CBC”), and Citigroup Inc. (“Citigroup”) and all shares are subject to shared voting power and dispositive power among the reporting persons.

The Schedule 13G also indicates the following: CVC Partners holds a general partnership interest in Equity Partners; CVC GP Holdings has a membership interest in CVC Partners; Court Square is the sole shareholder of CVC GP Holdings; CBC is the sole shareholder of Court Square; Citicorp is the sole shareholder of CBC.

CVC has informed us that as of March 12, 2007, Equity Partners, CVC Executive Fund, LLC and CVC/SSB Employee Fund, L.P. were the record holders of 20,340,299 shares.

DESCRIPTION OF CAPITAL STOCK

General Matters

The total amount of our authorized capital stock consists of 150,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock. As of December 31, 2006, we had 88,171,454 shares of common stock and no shares of preferred stock outstanding. As of February 23, 2007, we had 200 stockholders of record with respect to our common stock. The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to and qualified in its entirety by, our amended and restated certificate of incorporation and our by-laws, which are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this prospectus.

Common Stock

Our amended and restated certificate of incorporation provides that we may issue 150,000,000 shares of common stock. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources. Our senior credit facility imposes restrictions on our ability to declare dividends with respect to our common stock.

Our common stock is listed on the NASDAQ Global Market under the symbol “AMIS”.

The transfer agent and registrar for our common stock is Wells Fargo Bank Minnesota, National Association.

Warrants to Purchase Common Stock

Nippon owns a warrant to purchase 4,603,032 shares of our common stock at an exercise price of $19.41 per share. The number of shares subject to the warrant and the exercise price are subject to customary anti-dilution adjustments. The warrant may be exercised at any time before it expires on December 31, 2010.

Preferred Stock

The board of directors will be authorized, subject to any limitations imposed by law, without stockholder approval, from time to time to issue up to a total of 5,000,000 shares of preferred stock, par value of $0.01 per share, in one or more classes or series, each class or series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as the board of directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our voting stock outstanding. We have no present plans to issue any shares of preferred stock.

Anti-takeover Provisions

Delaware law and provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control. The anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. However, we have elected not to be governed by Section 203 of Delaware law, which means that we have elected not to take advantage of anti-takeover protection related to transactions with interested stockholders. Additionally, provisions of our amended and restated certificate of incorporation and by-laws could deter, delay or prevent a third party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	a requirement that special meetings of stockholders may be called only by our board of directors, the chairman of the board (if any) or the secretary of our company;

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of the board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

Registration Rights

Francisco Partners, CVC, Nippon and the other parties to the amended and restated shareholders’ agreement have registration rights with respect to our common stock.

Demand Registration.    The amended and restated shareholders’ agreement provides that we can be required to effect additional registration statements, or “demand registrations,” registering the securities held by Francisco Partners, CVC and Nippon and the other parties thereto. A demand may be made as follows:

•

Institutional Demand: Upon the expiration of the lock-up period imposed by the underwriters in this offering, either Francisco Partners or CVC may require such a demand registration at any time or from time to time.

•	Nippon Demand: Nippon may require one demand registration at any time.

•

Joint Demand: Upon the expiration of the lock-up period imposed by the underwriters in this offering, Nippon, together with either Francisco Partners or CVC, may require a demand registration at any time or from time to time.

We are required to pay the registration expenses in connection with each demand registration. We may decline to honor any of these demand registrations if the size of the offering does not reach a defined dollar threshold or if we have effected a demand registration within the preceding six months. If a demand registration is underwritten by an investment banking firm that advises us that the number of securities offered to the public needs to be reduced, priority of inclusion in the demand registration shall be determined on the basis of the type of demand exercised, with first priority given to the stockholder or stockholders that requested the demand registration. Francisco Partners and CVC shall be given equal priority in the event of an institutional demand or a joint demand.

Incidental Registration.    In addition to our obligations with respect to demand registrations, if we propose to register any of our securities, other than a registration on Form S-8 or S-4 or successor forms to these forms, whether or not such registration is for our own account, we shall give each stockholder the opportunity to participate in such registration. Expenses relating to these “incidental registrations” are required to be paid by us. If an incidental registration is underwritten by an investment banking firm that advises us that the number of securities offered to the public needs to be reduced, priority of inclusion in the incidental registration shall be given first to us and second to Francisco Partners, CVC and Nippon on a pro rata basis. We and the stockholders selling securities under a registration statement are required to enter into customary indemnification and contribution arrangements with respect to each registration statement.

Director Nomination Rights

Francisco Partners, CVC, Nippon and the other parties to the amended and restated shareholders’ agreement have agreed to vote their shares to ensure that our board is composed of eight or nine directors, as follows: three directors designated by Francisco Partners, one of whom shall be an independent director; three directors designated by CVC, one of whom shall be an independent director; our chief executive officer; and one independent director designated by mutual agreement of Francisco Partners, CVC and our chief executive officer. Each of Francisco Partners and CVC will retain its right to designate three directors under the amended and restated shareholders’ agreement until: (i) it no longer owns at least ten percent of the shares of our Company’s common stock held by the parties to the amended and restated shareholders’ agreement, at which point it will have only a right to designate one member of our board of directors; and (ii) it no longer owns at least five percent of the shares of our Company’s common stock held by the parties to the amended and restated shareholders’ agreement, at which point its rights to designate directors under the amended and restated shareholders’ agreement will terminate.

Our common stock is listed on the NASDAQ Global Market. As a Controlled Company under NASDAQ rules, we have not been subject to a number of corporate governance rules relating to composition of our board of directors and certain committees. At the conclusion of this offering, we will no longer be a Controlled Company and, in accordance with NASDAQ rules, will have to phase in compliance with those rules, including the requirement that the Board of Directors consist of a majority of independent directors and that the Compensation and Governance Committees be comprised of a majority of independent directors. We intend to comply with NASDAQ rules but have not yet formulated a plan to achieve compliance.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Piper Jaffray & Co., D.A. Davidson & Co., and Pacific Crest Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Piper Jaffray & Co.
D.A. Davidson & Co.
Pacific Crest Securities Inc.

Total	17,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,550,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,550,000 additional shares.

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The company has agreed that from the date of this prospectus continuing through the date 90 days after the date of this prospectus, it will not directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any common stock or securities convertible into or exchangeable for its common stock (other than pursuant to employee stock option plans existing on the date of this prospectus) except with the prior written consent of Goldman, Sachs & Co. The selling stockholders and the company’s executive officers and directors have agreed with the underwriters that from the date of this prospectus continuing through the date 90 days after the date of this prospectus, they will not directly or indirectly offer, sell, contract to sell or otherwise dispose of or hedge any of their common stock or securities convertible into or exchangeable for the company’s common stock (other than pursuant to a 10b5-1 sales plan existing on March 3, 2007), except with the prior written consent of Goldman, Sachs & Co. Notwithstanding the foregoing, the company’s officers and directors and selling stockholders may transfer shares of the company’s common stock to wholly owned subsidiaries, as a bona fide gift, to family trusts, pursuant to a will or other testamentary document or applicable laws of descent, or to the company, provided that the transferee agrees to the lock-up terms applicable to the transferor.

The company’s common stock is listed on the NASDAQ Global Market under the symbol “AMIS”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The company will be responsible for the selling stockholders’ expenses in connection with this offering, excluding underwriting discounts and commissions. The company estimates that its share of the total expenses of the offering will be approximately $857,000.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company and the selling stockholders, for which they received or will receive customary fees and expenses. An affiliate of Credit Suisse Securities (USA) LLC, serves as administrative agent, collateral agent, lender and issuing bank pursuant to the company’s $210 million credit facility dated as of April 1, 2005.

LEGAL MATTERS

Certain legal matters in connection with the common stock offered by this prospectus, including the validity of the common stock, have been passed upon for us by Perkins Coie LLP, Portland, Oregon, and for the Underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of AMIS Holdings, Inc. appearing in AMIS Holdings, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2006 and AMIS Holdings, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein (which did not include an evaluation of the internal control over financial reporting of the acquired Nanoamp Solutions business), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of the acquired Nanoamp Solutions business from the scope of management’s assessment and such firm’s audit of internal control over financial reporting included therein and incorporated by reference herein. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

17,000,000 Shares

AMIS Holdings, Inc.

Common Stock

Goldman, Sachs & Co.

Credit Suisse

Merrill Lynch & Co.

Piper Jaffray

D.A. Davidson & Co.

Pacific Crest Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD fee.

SEC registration fee	$7,287
NASD fee	24,234
Legal fees and expenses	400,000
Accounting fees and expenses	200,000
Printing and engraving expenses	75,000
Miscellaneous fees and expenses	150,479

Total	$857,000

Item 15.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to AMIS Holdings, Inc. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

Article 8 of AMIS Holdings, Inc.’s Amended and Restated Certificate of Incorporation provides that a director of AMIS Holdings, Inc. shall not be liable to AMIS Holdings, Inc. or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. In addition, Article 8 of AMIS Holdings, Inc.’s Amended and Restated Certificate of Incorporation provides that each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of AMIS Holdings, Inc. or is or was serving at the request of AMIS Holdings, Inc. as a director of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by AMIS Holdings, Inc. to the fullest extent permitted by Delaware law. The right to indemnification conferred in Article 8 also includes the right to be paid by AMIS Holdings, Inc. the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware law.

Article 8 of AMIS Holdings, Inc.’s Amended and Restated Certificate of Incorporation provides that AMIS Holdings, Inc. shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of AMIS Holdings, Inc., or is or was serving at the request of AMIS Holdings, Inc. as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not AMIS Holdings, Inc. would have the power to indemnify him against such liability under Delaware law.

AMIS Holdings, Inc. also entered into indemnification agreements with AMIS Holdings, Inc.’s directors and officers. The indemnification agreements provide indemnification to AMIS Holdings, Inc.’s directors and officers under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance. AMIS Holdings, Inc. has also obtained directors’ and officers’ liability insurance, which insures against liabilities that AMIS Holdings, Inc.’s directors or officers may incur in such capacities.

Section 5.05 of the amended and restated shareholders’ agreement provides that AMIS Holdings, Inc. will indemnify and hold harmless each of the persons (together, the “Shareholders”) holding securities covered by a registration statement, their officers, directors, employees, partners and agents and each person, if any, who controls such Shareholder within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Exchange Act of 1934 from and against any and all losses, claims, damages and liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus relating to the registrable securities (as amended or supplemented if AMIS Holdings shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission so made based upon information furnished in writing to AMIS Holdings, Inc. by such Shareholders or on such Shareholders’ behalf expressly for use therein, provided that, with respect to any untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus, or in any prospectus, as the case may be, this indemnity shall not apply to the extent that any such loss, claim, damage, liability or expense results from the fact that a current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) was not sent or given to the person asserting any such loss, claim, damage, liability or expense at or prior to the written confirmation of the sale of the registrable securities concerned to such person if it is determined that AMIS Holdings, Inc. has provided such prospectus to such Shareholders and it was the responsibility of such Shareholders to provide such person with a current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) and such current copy of the prospectus (or such amended or supplemented prospectus, as the case may be) would have cured the defect giving rise to such loss, claim, damage, liability or expense. AMIS Holdings, Inc. also agreed to indemnify any underwriters of the registrable securities, their officers and directors and each person who controls such underwriters on substantially the same basis as that of the indemnification of the Shareholders provided in the Shareholders’ Agreement.

Item 16.	Exhibit

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

4.1

Form of Certificate of Common Stock, par value $0.01 per share, of AMIS Holdings, Inc. (incorporated by reference to the exhibits to our registration statement on Form S-1 (No. 333-108028) filed on August 15, 2003)

5.1*	Opinion of Perkins Coie LLP regarding legality of the common stock

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2*	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1)

24.1+	Power of Attorney

*	To be filed by amendment.
+	Previously filed.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Pocatello, State of Idaho, on March 12, 2007.

AMIS HOLDINGS, Inc.

By:	/s/ CHRISTINE KING
Name:	Christine King
Title:	Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ CHRISTINE KING Christine King	Chief Executive Officer and Director (Principal Executive Officer)	March 12, 2007

* David A. Henry	Chief Financial Officer (Principal Financial and Accounting Officer)	March 12, 2007

* Dipanjan Deb	Director	March 12, 2007

* Colin Slade	Director	March 12, 2007

* William N. Starling, Jr.	Director	March 12, 2007

* Paul C. Schorr IV	Director	March 12, 2007

* S. Atiq Raza	Director	March 12, 2007

* David Stanton	Director	March 12, 2007

* James A. Urry	Director	March 12, 2007

*By:	/s/ Christine King
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

4.1

Form of Certificate of Common Stock, par value $0.01 per share, of AMIS Holdings, Inc. (incorporated by reference to the exhibits to our registration statement on Form S-1 (No. 333-108028) filed on August 15, 2003)

5.1*	Opinion of Perkins Coie LLP regarding legality of the common stock

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2*	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1)

24.1+	Power of Attorney

*	To be filed by amendment.
+	Previously filed.